UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

ThermoShade Solutions Inc.

(Name of Issuer)

11666 Montana Ave, Apt. 101
Los Angeles, CA 90049
https://www.getthermoshade.com/

(Physical Address & Website of Issuer)

Delaware	**Corporation**	**June 29, 2023**
(Jurisdiction of Incorporation/Organization)	(Form of Organization)	(Date of Organization)

Not Applicable

(Name of Co-Issuer)

MicroVenture Marketplace Inc.

(Offering Intermediary)

0001478147	**152513**	**008-68458**
(Intermediary CIK Number)	(Intermediary CRD Number)	(Intermediary SEC File Number)

Amount of compensation to be paid to the intermediary for conducting the Offering, including the amount of referral and any other fees associated with the offering:

The intermediary shall receive a fee consisting of five percent (5%) commission based on the amount of investments raised in the offering and paid upon disbursement of funds from escrow at the time of closing.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

The intermediary will receive a number of securities of the issuer that is equal to two percent (2%) of the total number of securities sold by the issuer in the offering.

OFFERING INFORMATION

Crowd Notes	**25,000**	**April 28, 2025**	**$25,000**
(Type of Security Offered)	(Target No. of Securities Offered)	(Deadline to Meet Target Amount)	(Target Offering Amount)

Yes	**Issuer's discretion**	**$1.00**	**$500,000**
(Oversubscriptions Accepted)	(Oversubscription Allocation)	(Price per Security)	(Maximum Offering Amount)

Note: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled, and committed funds will be returned.

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ANNUAL REPORT DISCLOSURE INFORMATION

Current Number of Employees: 2

Fiscal Year-End
December 31, 2023

Total Assets	$	13,567
Cash & Cash Equivalents	$	6,154
Accounts Receivable	$	-
Short-Term Debt	$	-
Long-Term Debt	$	7,551
Revenues/Sales	$	-
Cost of Goods Sold	$	-
Taxes Paid	$	-
Net Gain (Loss)	$	(37,026)

_____

JURISDICTIONS IN WHICH THE ISSUER INTENDS TO OFFER THE SECURITIES

Alabama	Illinois	Nebraska	South Carolina
Alaska	Indiana	Nevada	South Dakota
Arizona	Iowa	New Hampshire	Tennessee
Arkansas	Kansas	New Jersey	Texas
California	Kentucky	New Mexico	Utah
Colorado	Louisiana	New York	Vermont
Connecticut	Maine	North Carolina	U.S. Virgin Islands
Delaware	Maryland	North Dakota	Virginia
District Of Columbia	Massachusetts	Ohio	Washington
Florida	Michigan	Oklahoma	West Virginia
Georgia	Minnesota	Oregon	Wisconsin
Guam	Mississippi	Pennsylvania	Wyoming
Hawaii	Missouri	Puerto Rico	American Samoa
Idaho	Montana	Rhode Island	Northern Mariana Islands

November 27, 2024

ThermoShade Solutions Inc.



Regulation Crowdfunding Offering of Crowd Notes

This Form C (including the cover page and all exhibits attached hereto, the "**Form C**") is being furnished by ThermoShade Solutions Inc., a Delaware Corporation (the "**Company**," as well as references to "**we**," "**us**," or "**our**"), to prospective investors for the sole purpose of providing certain information about a potential investment in Crowd Notes of the Company (the "**Securities**"). Investors in the Securities (the "**Investors**") are sometimes referred to herein as "**Purchasers**." The Company intends to raise at least $25,000 and up to $500,000 from Investors in the offering of Securities described in this Form C (this "**Offering**"). The minimum amount of Securities that can be purchased is $250 per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior to sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "THE SECURITIES". In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through MicroVenture Marketplace, Inc. (the "**Intermediary**"). At the conclusion of the Offering, the Issuer shall pay to the Intermediary a fee consisting of five percent (5%) commission based on the amount of investments raised in the Offering and paid upon distribution of funds from escrow at the time of closing. The Intermediary will also be entitled to receive a number of Crowd Notes of the issuer that is equal to two percent (2%) of the total number of Crowd Notes sold by the Issuer in the Offering.

	Price to Investors	Fees & Commissions [1]	Net Proceeds to Issuer
Minimum Individual Purchase Amount	$ 250	$ 12.50	$ 237.50
Aggregate Minimum Offering Amount	$ 25,000	$ 1,250	$ 23,750
Aggregate Maximum Offering Amount	$ 500,000	$ 25,000	$ 475,000

(1) Excludes escrow costs and fees to the Company's advisors, such as attorneys and accountants.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or other materials.

These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these securities are exempt from registration.

The company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act of 1933, as amended (the "**Securities Act**") and pursuant to Regulation Crowdfunding must file a report with the Commission annually and post the report on its website no later than 120 days after the end of the Company's fiscal year. In accordance with Rule 202(b) of Regulation Crowdfunding, this annual report must be filed and posted until one of the following occurs:

1) The Company is required to file reports under Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**");
2) The Company has filed at least one annual report pursuant to the ongoing reporting requirements of Regulation Crowdfunding and has fewer than 300 holders of record;
3) The Company has filed the annual reports pursuant to the ongoing reporting requirements of Regulation Crowdfunding for the three most recent years and has less than $10,000,000 of total assets;
4) The Company, or another party, repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5) The Company liquidates or dissolves its business in accordance with state law.

_____

The Company has certified that all of the following statements are TRUE:

1) The Company is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
2) The Company is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act;
3) The Company is not an investment company, as defined in Section 3 of the Investment Company Act of 1940, or excluded from the definition of investment company by Section 3(b) or Section 3(c) of that Act;
4) The Company is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act as a result of a disqualification as specified in Section 503(a) of Regulation Crowdfunding;
5) The Company has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
6) The Company has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

_____

THIS FORM C DOES NOT CONSTITUTE AN OFFERING OF SECURITIES IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD, OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CROWDFUNDING. SPECIFICALLY, THE SECURITIES MAY NOT BE PLEDGED, TRANSFERRED, RESOLD, OR OTHERWISE DISPOSED OF DURING THE ONE YEAR PERIOD BEGINNING WHEN THE SECURITIES WERE ISSUED, UNLESS SUCH SECURITIES ARE TRANSFERRED:
1) TO THE ISSUER;
2) TO AN ACCREDITED INVESTOR;
3) AS PART OF AN OFFERING REGISTERED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION; OR
4) TO A MEMBER OF THE FAMILY OF THE PURCHASER OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE PURCHASER, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE PURCHASER OR THE EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE PURCHASER OR OTHER SIMILAR CIRCUMSTANCE.

INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES, AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS".

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY, THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING, THE COMPANY, OR ANY OTHER RELEVANT MATTERS AND ADDITIONAL REASONABLE INFORMATION. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

THIS FORM C DOES NOT PURPORT TO CONTAIN ALL OF THE INFORMATION THAT MAY BE REQUIRED TO EVALUATE THE OFFERING, AND ANY RECIPIENT HEREOF SHOULD CONDUCT ITS OWN INDEPENDENT ANALYSIS. STATEMENTS CONTAINED HEREIN AS TO THE CONTENT OF ANY AGREEMENTS OR OTHER DOCUMENT ARE SUMMARIES AND, THEREFORE, ARE NECESSARILY SELECTIVE AND INCOMPLETE AND ARE QUALIFIED IN THEIR ENTIRETY BY THE ACTUAL AGREEMENTS OR OTHER DOCUMENTS. THE STATEMENTS OF THE COMPANY CONTAINED HEREIN ARE BASED ON INFORMATION BELIEVED TO BE RELIABLE. NO WARRANTY CAN BE MADE AS TO THE ACCURACY OF SUCH INFORMATION OR THAT CIRCUMSTANCES HAVE NOT CHANGED SINCE THE DATE OF THIS FORM C. THE COMPANY DOES NOT EXPECT TO UPDATE OR OTHERWISE REVISE THIS FORM C OR OTHER MATERIALS SUPPLIED HEREWITH. THE DELIVERY OF THIS FORM C AT ANY TIME DOES NOT IMPLY THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE OF THIS FORM C.

THIS FORM C IS SUBMITTED IN CONNECTION WITH THE OFFERING DESCRIBED HEREIN AND MAY NOT BE REPRODUCED OR USED FOR ANY OTHER PURPOSE.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING, OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL, AND ACCOUNTANT AS TO LEGAL, TAX, AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY REGARDING THE PURCHASE, TRANSFER, AND/OR RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW FACILITATOR

NORTH CAPITAL PRIVATE SECURITIES CORPORATION, THE ESCROW FACILITATOR SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW FACILITATOR MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW FACILITATOR'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

COMPANY & OFFERING SUMMARY

This summary highlights selected information that is presented in greater detail elsewhere in this Form C. This summary does not contain all of the information you should consider before investing in our Securities. You should read this entire Form C carefully, including the sections entitled "RISK FACTORS" and "DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" and our financial statements and the related notes, attached as Exhibit A, before making an investment decision. Our fiscal year ends December 31st.

ThermoShade Solutions Inc.
11666 Montana Ave, Apt. 101
Los Angeles, CA 90049
https://www.getthermoshade.com/

Introduction

ThermoShade Solutions Inc. is developing innovative passive cooling shade panels to address the growing challenges of extreme heat in outdoor spaces. The company's panels are designed to create shaded environments up to 20°F cooler without relying on grid electricity or water, offering a sustainable solution for industries such as transit, agriculture, and outdoor commerce. Utilizing advanced phase change materials (PCM) and reflective coatings, ThermoShade's technology aims to provide consistent cooling while remaining modular and scalable for various applications.

History

The Company was incorporated in Delaware on June 29, 2023. The idea for ThermoShade first originated in 2021 as the master's thesis of its Founder and Chief Executive Officer, Emily Dinino, which focused on addressing the growing challenges posed by extreme heat. Over two years, she conducted extensive research, interviewing public policy experts, scientists, engineers, and potential customers to understand the scope of the issue and potential solutions. This research laid the foundation for ThermoShade's mission to develop sustainable, energy-free cooling technology to create safer and more comfortable outdoor environments.

The Offering

ThermoShade Solutions Inc. is offering investment in Crowd Notes. A Crowd Note is not a debt instrument; it is a security in which an investor makes a cash investment in our company that can convert to equity at a later date and only in connection with a specific event. The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

$250	**$25,000**	**$500,000**	**April 28, 2025**
(Minimum Investment)	(Target Offering Amount)	(Maximum Offering Amount)	(Offering Deadline)
$1.00	**$25,500**	**$510,000**	**None**
(Price per Security)	(Principal of Crowd Notes Outstanding if Target Offering Amount Reached)	(Principal of Crowd Notes Outstanding if Maximum Offering Amount Reached)	(Voting Rights)

The amount of Securities outstanding in the table above is inclusive of the two percent (2%) of the total number of Crowd Notes sold by the Issuer in the Offering to which the Intermediary is entitled at the conclusion of the Offering.

_____

RISK FACTORS

IN ADDITION TO THE RISKS DETAILED BELOW, BUSINESSES ARE OFTEN SUBJECT TO RISKS NOT FORESEEN OR FULLY APPRECIATED BY COMPANY MANAGEMENT. IT IS NOT POSSIBLE TO FORESEE ALL RISKS THAT MAY AFFECT US. MOREOVER, THE COMPANY CANNOT PREDICT WHETHER IT WILL SUCCESSFULLY EFFECTUATE THE COMPANY'S CURRENT BUSINESS PLAN. EACH PROSPECTIVE PURCHASER IS ENCOURAGED TO CAREFULLY ANALYZE THE RISKS AND MERITS OF AN INVESTMENT IN THE SECURITIES AND SHOULD TAKE INTO CONSIDERATION WHEN MAKING SUCH ANALYSIS, AMONG OTHER THINGS, THE RISK FACTORS DISCUSSED BELOW.

Risks Related to Our Business & Industry

The Company is in the development stage.
We are subject to all of the risks inherent in the establishment of a new business enterprise, including, but not limited to, limited operating history, reliance on key personnel, the lack of developed products, insufficient capital, and the lack of sufficient sales and marketing capabilities. We may not be successful in developing our business or operating our business profitably. In fact, we may never complete our development or operate at a profit. If our plans prove to be unsuccessful, investors may lose all or a substantial part of their investment. Our success will depend on our ability to address the risks encountered by development stage companies and to implement our business development strategy. We may not be successful in implementing our business development strategy, and, in such event, the Company will likely fail, which could lead to a complete loss of your investment.

The Company has broad discretion in the use of the proceeds from this Offering.
The Company intends to use the proceeds from this offering for the purposes set forth under the section captioned "Use of Proceeds" below. However, our management has broad discretion over how these proceeds are to be used based on unforeseen technical, commercial, or regulatory issues and could spend the proceeds in ways with which you may not agree. Management may exercise poor discretion with respect to how the proceeds are used. The proceeds may not be invested effectively or in a manner that yields a favorable or any return. Any of these could result in financial losses that could have a material adverse effect on our business, financial condition, and results of operations.

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
We were organized as a Delaware Corporation on June 29, 2023. Accordingly, we have a limited history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations, and prospects in light of the risks, expenses and challenges faced as an early-stage company.

We have a history of losses. If we do not become profitable or maintain profitability in the future, we may not be able to continue to operate.
We have not been profitable in the past. We have not generated any significant revenues to date. Before we are able to generate any material level of revenues, we will incur significant additional losses. We expect to substantially increase our engineering research and development, sales and marketing, general and administrative, and pilot study expenses. As a result, we will need to generate significant revenues to achieve and maintain profitability in the future. We cannot assure you that we will achieve profitable operations or maintain them if achieved. Failure to achieve or maintain profitability will materially and adversely affect our business.

There can be no assurance that the company will achieve profitability.
There can be no assurance that the Company will achieve profitability. The Company may depend upon funds raised from this Offering and additional financings to finance its operations. No assurance can be given as to (i) the sufficiency of the funds raised from the Offering, (ii) the ability of the Company to raise or borrow additional funds, (iii) if the funds are available, that the terms will be acceptable by the Company, or (iv) the ability of the Company to attain its financial objectives.

We may be unable to execute our business plan.
While we are currently in the process of implementing our business plan, we have generated limited revenue to date. We face many challenges in marketing and distributing our product, including: (i) building product awareness and demand through effective marketing, (ii) sustaining demand through quality product, and (iii) entering into relationships to build our brand and effectively distribute our product. We cannot assure you that the market will accept our product and may

prefer existing products or products yet to reach the market produced by our competitors. If we are unable to successfully market and distribute our product, the Company may fail, which could result in a decrease or elimination of the value of your investment in the Company.

If we successfully execute our business plan, or exceed our projections, we may be unable to manage or sustain growth.
The Company has not demonstrated any commercial success or proof of concept. However, if demand for our products grows rapidly, we will require additional resources. The availability of qualified personnel, ingredients, equipment, and other resources may affect our growth. In addition, rapid growth could result in new and increased responsibilities for our personnel and could strain our management, operating systems, and other resources. Our failure to effectively manage expansion, if any, could have a material adverse effect on our business, operating results, and financial condition.

Our advertising and marketing efforts may be costly and may not achieve desired results.
We incur substantial expense in connection with our advertising and marketing efforts. Although we target our advertising and marketing efforts on current and potential customers who we believe are likely to be in the market for the products we sell, we cannot assure you that our advertising and marketing efforts will achieve our desired results. In addition, we periodically adjust our advertising expenditures in an effort to optimize the return on such expenditures. Any decrease in the level of our advertising expenditures, which may be made to optimize such return could adversely affect our sales.

The Company's success depends on the experience and skill of the board of directors, its executive officers, and key employees.
In particular, the Company is dependent on Emily Dinino, Founder and Chief Executive Officer and John Carl, Co-Founder and Chief Operating Officer. The Company does not have an employment agreement with Emily Dinino or John Carl, and there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Emily Dinino, John Carl, or any member of the board of directors or executive officers could harm the Company's business, financial condition, cash flow, and results of operations.

Quality management plays an essential role in determining and meeting customer requirements and the expectations of our readers, preventing defects, improving the Company's products and services, and maintaining the integrity of the data that supports the safety and efficacy of our products.
Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance, if applicable, or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on Emily Dinino and John Carl in order to conduct its operations and execute its business plan; however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if Emily Dinino or John Carl die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such persons could negatively affect the Company and its operations.

A majority of the Company is owned by a small number of owners.
Prior to the Offering, the current owners of the Company who own 20% or more of the Company's outstanding equity currently beneficially own up to 98.68% of the Company's equity. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Company has indicated that it has engaged in certain transactions with related persons.
Please see the section of this Form C entitled "RELATED PARTY TRANSACTIONS" for further details.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

Dependence on Successful Pilot Studies
The Company's ability to advance its business plan depends significantly on the success of its anticipated pilot studies. If the pilot studies fail to demonstrate the viability or effectiveness of the Company's passive cooling shade panels, it may face challenges in securing customer interest or additional funding. Additionally, there is a risk that the pilot studies may not occur at all, whether due to insufficient funding or other unforeseen circumstances, further hindering the Company's ability to validate its product and move forward with its business plan.

Early-Stage Product Development
The Company is in the early stages of developing its passive cooling shade panels and has not yet entered commercial production. The Company's products remain untested at scale, and there is no assurance that they will perform as intended in diverse real-world applications. Any unforeseen technical challenges, material deficiencies, or operational failures could significantly impact the Company's ability to commercialize its technology and achieve market acceptance.

Production and Supply Chain Risks
The Company's ability to scale production of its panels depends on the availability and cost of materials, including phase change materials (PCM) and other components. Supply chain disruptions, material shortages, or increased costs could hinder the Company's ability to manufacture and deliver its products. Any significant production delays or cost increases could adversely affect the Company's operations and financial performance.

Reliance on Emerging Technologies
The Company's products rely on phase change materials (PCM), long-wave infrared (LWIR) high emissivity (high-e) coatings, and other emerging technologies that may face technical or operational challenges during scaling. As these technologies are integrated into real-world applications, unforeseen issues such as durability, maintenance requirements, or long-term efficacy could arise, impacting customer satisfaction and the Company's reputation.

Reliance on Third-Party Channel Partners
The Company intends for its business model to depend heavily on third-party channel partners, such as general contractors, construction firms, and architectural firms, to sell and deploy its products. Any failure by these partners to effectively market, sell, or install ThermoShade's solutions could negatively impact the Company's revenue and growth. Additionally, the Company may face challenges in maintaining strong relationships or securing agreements with these partners, which could further disrupt its operations.

Dependence on Contract Manufacturing
ThermoShade intends to rely on a single California-based contract manufacturer, Nemat, to produce its panel systems. Any disruptions to this partnership, such as delays, quality control issues, or financial instability on the part of the manufacturer, could impact the Company's ability to fulfill customer orders. A lack of redundancy in manufacturing could exacerbate the risks of supply chain interruptions or production bottlenecks, adversely affecting operations.

Reliance on Key Intellectual Property
The Company's business depends on the protection of its intellectual property, including its pending patent application for shading and cooling systems. A former ThermoShade Co-Founder, Daniel Coplon, who voluntarily left the Company, is named on the Company's pending patent application and may ultimately be listed as an inventor. While the Company retains full rights to use the intellectual property and generate revenue, there is a potential risk that Daniel Coplon could use the intellectual property to start a competing business. However, this pending patent is expected to form part of a broader portfolio, reducing reliance on any single patent. If the Company is unable to protect or enforce its intellectual property rights, its competitive position could be materially harmed.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process

evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

We have not prepared any audited financial statements.
Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property, and goods and services taxes, in the U.S.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

Changes in federal, state, or local laws and regulations could increase our expenses and adversely affect our results of operations.
Our business is subject to a wide array of laws and regulations. The current political environment, financial reform legislation, the current high level of government intervention and activism and regulatory reform may result in substantial new regulations and disclosure obligations and/or changes in the interpretation of existing laws and regulations, which may lead to additional compliance costs as well as the diversion of our management's time and attention from strategic initiatives. If we fail to comply with applicable laws and regulations, we could be subject to legal risk, including government enforcement action and class action civil litigation that could disrupt our operations and increase our costs of doing business. Changes in the regulatory environment regarding topics such as privacy and information security, product safety or environmental protection, including regulations in response to concerns regarding climate change, collective bargaining activities, minimum wage laws and health care mandates, among others, could also cause our compliance costs to increase and adversely affect our business and results of operations.

Our business could be adversely affected by legal challenges to our business model or by actions restricting our ability to provide the full range of our services in certain jurisdictions.
We face potential risks stemming from legal challenges or regulatory actions that may impede our business operations or restrict the scope of our services within specific geographic areas. Such legal hurdles or regulatory constraints could lead to increased operational costs, compliance burdens, or limitations on our ability to offer our full suite of services. These challenges may have adverse effects on our financial performance, growth trajectory, and market expansion efforts. Additionally, restrictions on service provision in certain jurisdictions could curtail our ability to capitalize on market opportunities and broaden our customer base, potentially impacting our revenue streams and market positioning. Investors should consider the potential implications of legal and regulatory challenges on our business operations and financial viability when assessing investment prospects.

Changes in employment laws or regulation could harm our performance.
Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Our insurance may not provide adequate levels of coverage against claims.
We believe that we maintain insurance customary for businesses of our size and type. However, there are types of losses we may incur that cannot be insured against or that we believe are not economically reasonable to insure. Such losses could have a material adverse effect on our business and results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.
There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those

new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition, or results of operations may be adversely affected.

If we cannot continue to develop, acquire, market, and offer new products and services or enhancements to existing products and services that meet customer requirements, our operating results could suffer.
The process of developing and acquiring new products and services and enhancing existing offerings is complex, costly, and uncertain. If we fail to anticipate customers' rapidly changing needs and expectations or adapt to emerging trends, our market share and results of operations could suffer. We must make long-term investments, develop, acquire, or obtain appropriate intellectual property and commit significant resources before knowing whether our predictions will accurately reflect customer demand for our products and services. If we misjudge customer needs in the future, our new products and services may not succeed, and our revenues and earnings may be harmed. Additionally, any delay in the development, acquisition, marketing or launch of a new offering or enhancement to an existing offering could result in customer attrition or impede our ability to attract new customers. As a result, our business, financial condition, or results of operations may be adversely affected.

Maintaining, extending, and expanding our reputation and brand image are essential to our business success. We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands, or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend, and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

Negative public opinion could damage our reputation and adversely affect our business.
Reputation risk, or the risk to our business from negative public opinion, is inherent in our business. Negative public opinion can result from our actual or alleged conduct in any number of activities, including loan referral practices, corporate governance, and actions taken by government regulators and community organizations in response to those activities. Negative public opinion can also result from media coverage, whether accurate or not. Negative public opinion can adversely affect our ability to attract and retain customers and employees and can expose us to litigation and regulatory action.

The market is competitive, and our success is reliant upon our ability to keep up with rapid technological advances.
We operate in a highly competitive and rapidly changing marketplace with a variety of organizations that offer services competitive with those we offer. The markets for the Company's products and services are highly competitive, and the Company is confronted by aggressive competition in all areas of its business. These markets are characterized by frequent product introductions and rapid technological advances. The Company's competitors may aggressively cut prices or lower their product margins to gain or maintain market share. Principal competitive factors important to the Company include price, product features, relative price/performance, product quality and reliability, design innovation, a strong third-party software and accessories ecosystem, marketing and distribution capability, service and support, and corporate reputation.

We are subject to rapid technological change and dependence on new product development.
Our industry is characterized by rapid and significant technological developments, frequent new product introductions and enhancements, continually evolving business expectations and swift changes. To compete effectively in such markets, we must continually improve and enhance our products and services and develop new technologies and services that incorporate technological advances, satisfy increasing customer expectations, and compete effectively on the basis of performance and price. Our success will also depend substantially upon our ability to anticipate, and to adapt our products and services to our collaborative partner's preferences. There can be no assurance that technological developments will not render some of our products and services obsolete, or that we will be able to respond with improved or new products, services, and technology that satisfy evolving customers' expectations. Failure to acquire, develop or introduce new products, services, and enhancements in a timely manner could have an adverse effect on our business and results of operations. Also, to the extent one or more of our competitors introduces products and services that better address a customer's needs, our business would be adversely affected.

Our business model relies heavily on a concentrated market segment, making us vulnerable to risks associated with limited diversification. This concentration can lead to increased exposure to market fluctuations, competitive pressures, supplier and customer dependencies, regulatory changes, and technological disruptions. Potential investors should carefully consider the implications of our market concentration, as adverse developments in our primary market could significantly impact our revenue, profitability, and overall financial stability.

The development and commercialization of our products and services is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical, and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue. Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships, or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services, and larger marketing budgets, as well as greater financial, technical, and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

We may lose market share if we are unable to compete successfully against our current and future competitors. We operate in intensely competitive industries that experience rapid technological developments, changes in industry standards and changes in customer requirements. The markets that we serve may be fragmented, highly competitive, rapidly changing and characterized by intense price competition. Some of our competitors have financial and other resources greater than ours. We cannot assure you that we will continue to compete effectively against existing or new competitors that may enter our markets.

Reliance on Public Sector Customers
A significant portion of ThermoShade's target market, including schools and public transit agencies, consists of public sector customers. Securing contracts with these entities is often subject to lengthy bidding processes, budget constraints, and regulatory requirements. Delays, cancellations, or lack of funding from these customers could adversely affect the Company's ability to generate revenue in these markets.

Economic and Regulatory Risks in Agricultural Markets
The Company's entry into agricultural markets, particularly dairy farming, is subject to economic and regulatory factors, such as shifts in agricultural subsidies, energy policies, and environmental regulations. Any changes in these factors could impact the willingness or ability of farms to invest in ThermoShade's solutions.

Vulnerability of Outdoor Commerce Areas to Market Shifts
The Company plans to target outdoor commerce areas such as theme parks and shopping malls, which are highly susceptible to economic fluctuations and changes in consumer behavior. During economic downturns or periods of reduced discretionary spending, these customers may delay or forgo investments in cooling infrastructure, impacting ThermoShade's revenue potential in this segment

Potential Challenges in Multi-Family Housing Adoption
The Company plans to target the multi-family housing market; however, adoption of ThermoShade's products in this segment may face challenges due to property owners' budgetary constraints and competing capital priorities. Many property managers may require clear evidence of cost savings, such as reduced energy bills, or enhanced tenant satisfaction before investing in passive cooling solutions. Additionally, factors such as building design limitations or the availability of alternative cooling methods could further hinder market penetration in this sector.

Seasonality and Geographic Constraints
The Company's products are primarily intended for markets where extreme heat is a persistent problem. The Company's revenue may be subject to seasonality or geographic concentration risks, as demand for passive cooling solutions is likely to

vary by region and season. This could limit market opportunities in areas where extreme heat is less frequent or less impactful.

Our business is subject to the risks of earthquakes, fire, power outages, floods, and other natural disasters and catastrophic events, and to interruption by man-made problems such as war and terrorism.

A significant natural disaster or other catastrophic event, such as an earthquake, fire, flood, power outage, telecommunications failure, cyberattack, war, terrorist attack, sabotage, other intentional acts of vandalism or misconduct, geopolitical event, pandemic, or other public health crisis, such as the COVID-19 pandemic, or other catastrophic occurrence could adversely affect our business, results of operations, financial condition, and prospects. For example, the COVID-19 pandemic led to certain business disruptions, including travel bans and restrictions, shelter-in-place orders, and the postponement or cancellation of major events, which affected the economy as a whole, and, although we saw increased growth in our user base during the COVID-19 pandemic, a future pandemic or similar health event could adversely affect our business, results of operations, financial condition, and prospects. Furthermore, escalation of geopolitical tensions, including as a result of escalations in the ongoing conflict between Russia and Ukraine, or the recent escalation of conflict between Israel and Palestine, could have a broader impact that expands into other markets where we do business, which could adversely affect our business, vendors, partners, or the economy as a whole. Despite any precautions we may take, the occurrence of a natural disaster or other unanticipated problems could result in lengthy interruptions in our services or disruptions in our activities or the activities of our vendors, partners, or the economy as a whole. All of the aforementioned risks may be further increased if our disaster recovery plans prove to be inadequate. We do not carry business interruption insurance sufficient to compensate us for the potentially significant losses, including the potential harm to our business that may result from interruptions in our ability to provide our products and services. Any such natural disaster or man-made problem could adversely impact our business, results of operations, financial condition, and prospects.

Our business could be negatively impacted by cyber security threats, attacks, and other disruptions.

Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration, or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.

Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber-attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

We rely on various intellectual property rights, including patents and trademarks, in order to operate our business.

Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented, or designed around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property, or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants, and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

Intellectual property litigation could be initiated against the Company.
There is always a risk that another party will initiate a lawsuit or other action against the Company for violating that party's intellectual property rights, which may result in unforeseen expenses, potentially resulting in an entire loss of your investment.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.
In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of his or her investment.

The Company intends to use the proceeds from the Offering for unspecified working capital.
This means that the Company has ultimate discretion to use the proceeds as it sees fit and has chosen not to set forth any specific uses for you to evaluate. The net proceeds from this Offering will be used for the purposes, which our management deems to be in our best interests in order to address changed circumstances or opportunities. As a result of the foregoing, our success will be substantially dependent upon our discretion and judgment with respect to application and allocation of the net proceeds of this Offering. The Company may choose to use the proceeds in a manner that you do not agree with, and you will have no recourse. A use of proceeds that does not further the Company's business and goals could harm the Company and its operations and ultimately cause an Investor to lose all or a portion of his or her investment.

Risks Related to Investment in our Securities

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX, AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company, or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply, and each Purchaser should consult with his, her or their attorney.
You should be aware of the long-term nature of this investment. There is not currently and likely will not in the future be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration

under the Securities Act or other securities laws will be effected. Transfer of the Crowd Notes is also subject to the prior written approval of the Company, which may be given or withheld in the Company's sole discretion. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

There is no present market for the Securities, and we have arbitrarily set the price.
We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

You will not have a vote or influence on the management of the Company.
All decisions with respect to the management of the Company will be made exclusively by the officers, directors, managers, or employees of the Company. You, as a Purchaser of Crowd Notes, will have no ability to vote on issues of Company management and will not have the right or power to take part in the management of the company and will not be represented on the board of directors or managers of the Company. Accordingly, no person should purchase a Security unless he or she is willing to entrust all aspects of management to the Company.

Purchasers will be unable to declare the Security in "default" and demand repayment.
Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. With respect to Purchasers who invest less than $25,000 in the Securities, the Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and such Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may such Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.
The Company may never receive a future equity financing or, with respect to those Purchasers who invest less than $25,000, elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Upon conversion of the Crowd Notes, Purchasers who are not "Major Investors" will grant a proxy to vote their underlying securities to the Intermediary or its affiliate, and thus, will not have the right to vote on any matters coming before the shareholders of the Company for a vote. By granting this proxy, you are giving up your right to vote on important matters, including significant corporate actions like mergers, amendments to our certificate of incorporation, a liquidation of our company, and the election of our directors.
Upon conversion of the Crowd Notes and by virtue of a provision contained in the Crowd Notes, if you are not a Major Investor, that is, an investor who has purchased at least $25,000 in principal amount of the Crowd Notes, you will grant a proxy to the Intermediary or its affiliate to vote the underlying securities that you will acquire upon conversion on all matters coming before the shareholders for a vote. The intermediary does not have any fiduciary duty to you to vote shares in a manner that is in your best interests. Accordingly, the intermediary may vote its proxy in a manner that may not be in the best interests of you as a security holder. For example, the intermediary may vote the proxy in favor of an amendment to our charter that adversely affects the rights of the holders of your class of securities in order to allow for a new investment to occur where the new investor requires senior rights.

The provisions of the Securities relating to a liquidation event or change of control transactions will not necessarily protect you.
The provisions in the Securities will not necessarily afford you protection in the event of a transaction that may adversely affect you, including a reorganization, restructuring, merger, or other similar transaction involving us. These transactions may not involve a "liquidation event" or "change of control" which would trigger these protective provisions. Except in certain circumstances, the Securities will not permit the holders of the Securities to require us to repurchase the Securities in the event of a takeover, recapitalization, or similar transaction.

We may not be able to repurchase all of the Securities upon a liquidation event or change of control repurchase event.

Upon the occurrence of events constituting a liquidation event or change of control, we may not have sufficient funds to repurchase the Securities in cash at such time or have the ability to arrange necessary financing on acceptable terms. In addition, our ability to repurchase the Securities for cash may be limited by law or the terms of other agreements relating to our indebtedness outstanding at the time.

Affiliates of the Company, including officers, directors, and existing shareholders of the Company, may invest in this Offering and their funds will be counted toward the Company achieving the Minimum Amount.

There is no restriction on affiliates of the Company, including its officers, directors and existing shareholders, investing in the Offering. As a result, it is possible that if the Company has raised some funds, but not reached the Minimum Amount, affiliates can contribute the balance so that there will be a closing. The Minimum Amount is typically intended to be a protection for investors and gives investors confidence that other investors, along with them, are sufficiently interested in the Offering and the Company and its prospects to make an investment of at least the Minimum Amount. By permitting affiliates to invest in the offering and make up any shortfall between what non-affiliate investors have invested and the Minimum Amount, this protection is largely eliminated. Investors should be aware that no funds other than their own and those of affiliates investing along with them may be invested in this Offering.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions an intermediate close of the Offering can occur, which will allow the Company to draw down on a portion of the proceeds of the offering committed and captured during the relevant period. The Company may choose to continue the Offering thereafter. Purchasers should be mindful that this means they can make multiple investment commitments in the offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Purchasers previously closed upon will not have the right to re-confirm their investment as it will be deemed completed.

The Company has the right to extend the Offering deadline. The Company has the right to end the Offering early.

The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Amount even after the Offering deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering, if you choose to reconfirm your investment, your investment will simply be held until such time as the new Offering deadline is reached without the Company receiving the Target Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. The Company may also end the Offering early; if the Offering reaches its target Offering amount after 30-calendar days but before the deadline, the Company can end the Offering with five business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

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SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Form C contains forward-looking statements within the meaning of the federal securities laws, which are statements that involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as "may," "will," "shall," "should," "expects," "plans," "anticipates," "could," "intends," "target," "projects," "contemplates," "believes," "estimates," "predicts," "potential," or "continue" or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans, or intentions. Forward-looking statements contained in this Form C include, but are not limited to, statements about:

- our future financial performance, including our revenue, cost of revenue, and operating expenses;
- our ability to maintain the quality and availability of our product(s);
- our ability to increase the number of paid customers;
- our ability to achieve widespread adoption;
- our ability to effectively manage our growth and future expenses;
- our ability to maintain our network of partners;
- our ability to enhance or improve our product(s) to respond to new technologies and requirements;
- our estimated market opportunity;
- the future benefits to be derived from potential third-party partnerships or integrations;
- our ability to maintain, protect, and enhance our intellectual property;
- our ability to comply with modified or new laws and regulations applying to our business;
- the attraction and retention of qualified employees and key personnel;
- our anticipated investments in sales and marketing and research and development;
- the sufficiency of our cash, cash equivalents, and investments to meet our liquidity needs; and
- our ability to successfully defend litigation brought against us.

We caution you that the foregoing list may not contain all of the forward-looking statements made in this Form C.

You should not rely upon forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this Form C primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, results of operations, and prospects. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties, and other factors described in the section entitled "RISK FACTORS" and elsewhere in this Form C. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this Form C. The results, events, and circumstances reflected in the forward-looking statements may not be achieved or occur, and actual results, events, or circumstances could differ materially from those described in the forward-looking statements.

The forward-looking statements made in this Form C relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this Form C to reflect events or circumstances after the date of this Form C or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions, or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, or investments we may make.

In addition, statements that "we believe" and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this Form C, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain, and you are cautioned not to unduly rely upon these statements.

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MARKET & INDUSTRY DATA

This Form C contains statistical data and estimates that are based on independent industry publications or other publicly available information, as well as other information based on our internal sources. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section entitled "RISK FACTORS."

THE COMPANY

Business & Anticipated Business Plan

ThermoShade was incorporated in June 2023, but its origins date back to 2021 when Founder and Chief Executive Officer Emily Dinino began exploring solutions to extreme heat as part of her master's thesis at UCLA. Over two years, she conducted extensive research, interviewing public policy experts, scientists, engineers, and potential customers to understand the problem and potential paths forward. This foundational work laid the groundwork for ThermoShade's mission: to develop sustainable, energy-free cooling technology that creates safer and more comfortable outdoor environments. Based in Los Angeles, CA, the company is developing passive cooling shade panels designed to provide a sustainable and energy-efficient alternative to traditional awnings and shade structures. ThermoShade's panels aim to maintain shaded areas up to 20°F cooler, offering a consistent cooling effect without relying on grid electricity or water.

In 2023, ThermoShade built and tested a full-scale proof-of-concept shelter at the La Kretz Innovation Campus in Los Angeles. Based on a portion of data from this two-month test, the company's panels maintained average temperatures of 81°F, outperforming standard canvas awnings, which averaged 98°F. Based on this success, ThermoShade has finalized its minimum viable product (MVP) design and anticipates conducting two pilot studies in 2025. These pilots aim to test a retrofitted bus shelter with a California city mobility operator and explore agricultural cooling applications at Fresno State University's dairy farm. By 2026, ThermoShade anticipates entering the market fully, beginning with California, before scaling manufacturing and expanding its solutions to diverse industries across the U.S.

The company plans to offer two core product lines: a plug-and-play solution and a full control solution. For both product lines, the company intends to work with California based contract manufacturer, Nemat, to manufacture the panel systems. The plug-and-play product is expected to consist of modular panels that can be retrofitted to existing structures, such as bus shelters, for an expected price of $5,000 per shelter. This product is intended to be sold directly to cities and through partners like outdoor advertising firms and street furniture companies. The full control solution involves complete structural designs where ThermoShade maintains control over deployment and functionality, with an anticipated price point of $50,000 for an 800-square-foot structure. For this solution, the company expects to sell through channel partners such as general contractors, construction and manufacturing firms, and architectural firms.

ThermoShade plans to initially target the transit and agriculture (specifically dairy) markets, before expanding into other markets such as schools, multi-family housing, and outdoor commerce, among others. The company operates in a competitive landscape that includes traditional awning companies like Sunesta and Tuuci, which offer a range of shading solutions, as well as innovative players like Coolaroo and ChillSkyn, which focus on heat-reflective and passive cooling technologies. ThermoShade's products are designed to provide active cooling benefits without requiring grid electricity or water. This differentiation aims to position the company to compete effectively in markets where energy efficiency, ease of integration, and modularity are key priorities. By targeting sectors such as transit and agriculture, ThermoShade aims to carve out a niche in this emerging market while expanding its reach into broader applications.

Products & Services

Product / Service	Development Stage	Description	Market
Plug-and-play panels	In development	Passive cooling shade panel kit that can be incorporated into an existing structure like a bus shelter.	Transit, agriculture, schools, multi-family housing, and outdoor commerce areas.
Full control panels	In development	Built-for-purpose structures and passive cooling shade panels where the company has full control over the structure design and deployment.	Transit, agriculture, schools, multi-family housing, and outdoor commerce areas.

Intellectual Property

Application or Registration Information	Title	Description	Application Date	Grant Date	Country
Application No. PCT/US24/44879	Systems and Methods for Protective Shading Structures	Shading and cooling system that utilizes PCM to absorb heat, providing passive cooling for shaded areas.	8/30/24	N/A	U.S.

Directors & Officers

Name	Board Service	Company Position(s)	Principal Occupation	Business Experience
Emily Dinino	President, Treasurer, Secretary, Director *February 2024 – Present*	CEO and Founder *June 2023 – Present* Oversees general business and operations of the company. Sets vision and strategy. Oversees company financial performance.	ThermoShade, CEO and Founder *June 2023 – Present* *Los Angeles, CA*	ThermoShade, CEO and Founder *June 2023 – Present* --- Wedbush Ventures, Consultant *July 2023 – October 2023* --- Rocana Venture Partners, Investor *February 2021 – June 2023*
John Carl	Director *September 2024 – Present*	COO and Co-Founder *August 2024 – Present* Leads engineering and product development. Oversees day-to-day operations. Implements strategy and drives execution.	ThermoShade, COO and Co-Founder *August 2024 – Present* *Los Angeles, CA*	ThermoShade, COO and Co-Founder *August 2024 – Present* --- Magnetic Insight, Executive Vice President – Engineering *February 2020 – November 2023*

Legal Matters

Covered Persons
Covered Persons are:

- directors, officers, general partners or managing members of the Company;
- beneficial owners of 20 percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;

- promoters connected with the issuer in any capacity at the time of the Offering;
- persons that have been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with the Offering; and
- general partners, directors, officers, or managing members of any such solicitor.

Governmental/Regulatory Approval and Compliance
The Company is subject to U.S. laws and regulations affecting its domestic operations in the areas of labor, consumer protection, quality of services, safety, and other areas. Failure to comply with these laws and regulations could subject the Company to administrative and legal proceedings and actions by these various governmental bodies.

Litigation
There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company, any predecessor entity of the Company, any entity under common control with the Company, or against any Covered Person of the Company.

Bad Actor Disclosure
"Bad actor" disqualifications include criminal convictions, court injunctions and restraining orders, final orders of state and federal regulators, SEC disciplinary orders, SEC cease-and-desist orders, SEC stop orders, suspension from a self-regulatory organization, and US Postal Service false representation orders.

None of the Company, any predecessor entity of the Company, any entity under common control with the company, or any Covered Person of the Company is subject to any bad actor disqualification under any relevant U.S. securities laws.

Indemnification
Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS

Please also see the "ANNUAL REPORT DISCLOSURE INFORMATION" within this Form C and the financial statements attached hereto as Exhibit A. The financial statements are an important part of this Form C and should be reviewed in their entirety.

Results of Operations

The Company was incorporated in June 2023 and has not yet commenced revenue-generating operations. As of December 31, 2023, the Company reported no revenue and a net loss of $37,026, R&D activities such as panel manufacturing and IP related costs representing the majority at nearly $28,000, reflecting its early-stage focus on research and development. In 2024, through October, ThermoShade reported no revenue but continued to make strategic investments in research, development, and pilot preparation. Through October, the company recorded total expenses of approximately $175,000, of which $163,000 is attributable to consulting services for research, testing, and prototyping. As of November 5, 2024, the company had roughly $23,000 cash on hand. ThermoShade plans to focus on scaling its operations and entering pilot studies in 2025, aiming for commercialization by 2026. The Company does not anticipate profitability within the next 12 months as it continues to prioritize product development, customer validation, and pilot execution.

Material Changes and Trends

The Company has not observed any material changes or trends in its financial condition or results of operations during the time period subsequent to the period for which financial statements have been provided.

Liquidity and Capital Resources

The Offering proceeds are essential to our operations. We plan to use the proceeds as set forth under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds may have an effect on our liquidity, as we currently have minimal cash on hand which will be augmented by the Offering proceeds and used to execute our business strategy.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

_____

THE OFFERING

The Company is offering up to 500,000 of Crowd Notes for up to $500,000. The Company is attempting to raise a minimum amount of $25,000 in this Offering (the "**Minimum Amount**"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by April 28, 2025 (the "**Offering Deadline**") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $500,000 (the "**Maximum Amount**"), and the additional Securities will be allocated at the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues, or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first, using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions.

In the event that $75,000 in investments is committed and received in escrow and more than thirty (30) days remain before the Offering Deadline, the Company may conduct the first of multiple closings of the Offering (an "**Intermediate Close**"), provided all investors receive notice that an Intermediate Close will occur and funds will be released to the Company, at least five (5) business days prior to the Intermediate Close (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Investors who committed on or before such notice will have until 48 hours before the Intermediate Close to cancel their investment commitment.

The Company may only conduct another Intermediate Close before the Offering Deadline if: (i) the amount of investment commitments made and received in escrow exceeds $125,000 since the time of the last Intermediate Close; and (ii) more than thirty (30) days remain before the Offering Deadline.

If a Purchaser does not cancel an investment commitment before an Intermediate Close or before the Offering Deadline, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing, and the Purchaser will receive Securities in exchange for his or her investment as soon as practicable thereafter.

The Company agrees to return all funds to investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of any subsequent closes.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $250.

The Offering is being made through MicroVenture Marketplace, Inc., the Intermediary. The following two fields set forth the compensation being paid in connection with the Offering.

Commission/Fees

At the conclusion of the Offering, the Issuer shall pay to the Intermediary a fee consisting of five percent (5%) commission based on the amount of investments raised in the Offering and paid upon distribution of funds from escrow at the time of closing. The Issuer shall also pay an escrow fee equal to the greater of $1,000 or 35 basis points of the total amount raised, whichever is greater, upon distribution of funds from escrow at the time of closing.

Stock, Warrants and Other Compensation

The Intermediary will be entitled to receive a number of Crowd Notes of the Issuer that is equal to two percent (2%) of the total number of Crowd Notes sold by the Issuer in the Offering.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

_____

THE SECURITIES

We request that you please review the Subscription Agreement and Crowd Note(s), respectively attached hereto as Exhibit C and Exhibit D, in conjunction with the following summary information.

Authorized Capitalization

See the "Company Securities Issued & Outstanding" section for details concerning our authorized capitalization.

Definitions

Crowd Note. A Crowd Note is similar to a SAFE (Simple Agreement for Future Equity) security where an investor makes a cash investment in our company but gets company stock at a later date in connection with a specific event. Although the security is called a Crowd Note, the Crowd Note is not a debt instrument.

Discount: n/a

Interest Rate: n/a

Post-Money Valuation Cap: $4 million for the first $100,000 invested, $5 million thereafter

Major Investor. An investor who invests at least $25,000 in this Offering

Qualified Equity Financing. The first sale (or series of related sales) by us of our preferred stock following the closing of this Offering from which we receive gross proceeds of not less than $1,000,000.00 (excluding the aggregate amount of securities converted into preferred stock in connection with such sale (or series of related sales).

Conversion Price. The lower of:

(i)   the product of (a) one minus any applicable Discount, and (b) the price paid per share for preferred stock by the investors in the Qualified Equity Financing, or

(ii)   the quotient resulting from dividing (a) the Valuation Cap by (b) the total number of our shares of capital stock that are outstanding on a fully diluted basis (assuming for this purpose the exercise, exchange, or conversion of all securities exercisable or exchangeable for, or convertible into, our capital stock), immediately prior to the closing of the Qualified Equity Financing.

Conversion Shares. Shares of our preferred stock that are issued in connection with the Qualified Equity Financing.

Shadow Series. A series of our preferred stock that is identical in all respects to the shares of preferred stock issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Stock in the Qualified Equity Financing, the shadow series would be Series A-1 Preferred Stock), except that the liquidation preference per share of the shadow series shall equal the Conversion Price and the following additional differences will apply:

(i)   shadow series shareholders will grant their vote on any matter that is submitted to a vote or for the consent of the stockholders of our company (except for on matters required by law) by irrevocable proxy; and

(ii)   shadow series shareholders will receive quarterly business updates from the company through the Intermediary's platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

Corporate Transaction. The:

(i)   closing of the sale, transfer, or other disposition of all or substantially all of our assets,

(ii)   consummation of the merger or consolidation of our company with or into another entity (except a merger or consolidation in which the holders of capital stock of our company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of our company or the surviving or acquiring entity),

(iii) closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of our securities), of securities of our company if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of our company (or the surviving or acquiring entity), or

(iv) initial public offering, liquidation, dissolution or winding up of our company; provided, however, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of our incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held our securities immediately prior to such transaction.

Outstanding Principal. The price paid for the Crowd Note plus any unpaid accrued interest.

Events Triggering Conversion of Crowd Notes

If you are a Major Investor, then the specified event upon which the Crowd Note would convert into capital stock of our company is a Qualified Equity Financing.

If you are not a Major Investor, then the Crowd Note will only convert into capital stock of our company upon the earlier of

(i) our company's election to convert your Crowd Note, or

(ii) a Corporate Transaction that occurs after a Qualified Equity Financing.

If the Crowd Note converts into equity in connection with a Qualified Equity Financing, then we will convert the Crowd Note into a number of Conversion Shares equal to the quotient obtained by dividing the outstanding principal amount of the Crowd Note by the Conversion Price.

The issuance of Conversion Shares will be on the same terms and conditions applicable to the stock sold in the Qualified Equity Financing. However, any investor who is not a Major Investor will receive a Shadow Series of preferred stock upon conversion of such investor's Crowd Note.

Corporate Transaction and Corporate Transaction Payment

In the event of a Corporate Transaction, you will receive an amount equal to two times (2x) your Outstanding Principal. If there are not enough funds to pay you and other Crowd Note investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among the Crowd Note investors in proportion to their Outstanding Principal.

Termination of Crowd Note

The Crowd Notes will terminate upon the earlier of:

(i) a conversion of the entire Outstanding Principal under the Crowd Notes into Conversion Shares, or

(ii) the payment of amounts due to the investor pursuant to a Corporate Transaction.

Transfer Restrictions

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred:

(i) to the Company,

(ii) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act,

(iii) as part of an IPO, or

(iv) to a member of the family of the Investor or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, daughter-in-law, son-in-law, sister-in-law, brother-in-law, and includes adoptive relationships.

Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Purchaser may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

IPO Lock Up

Furthermore, upon the event of an initial public offering, the equity interest into which the Crowd Notes are converted will be subject to a lock-up period and may not be sold for up to 180 days following such initial public offering.

No Voting Rights, No Shareholders Agreement, No Anti-Dilution Rights

The Crowd Notes do not have any voting rights. Further, upon conversion of the Crowd Notes into Conversion Shares, shadow series shareholders shall grant their vote on any matter that is submitted to a vote for the consent of the shareholders of the Company (except for on matters required by law) by irrevocable proxy.

The Company does not have any shareholder/equity holder agreements in place.

The Securities do not have anti-dilution rights.

Other Material Terms

The Company does not have the right or the obligation to repurchase the Securities.

USE OF PROCEEDS

ThermoShade Solutions Inc. plans to use proceeds from the Offering for advancing its product development and expanding market opportunities. A significant portion of the funds will be directed toward engineering R&D and pilot deployments, including its planned pilot studies in California. The company also intends to invest in sales and marketing efforts to generate demand and increase customer awareness. The remaining proceeds will be allocated to general and administrative expenses to support operational needs.

The percentage allocated to each Company objective may vary depending on proceeds raised, and the information presented is not inclusive of payments to financial and legal service providers incurred in connection with the Offering and due in advance of the Offering's close. The Company has the discretion to alter how proceeds are used based on general economic conditions or a change in business needs.

	Aggregate Minimum Offering Amount	Aggregate Maximum Offering Amount
Total Proceeds	$ 25,000	$ 500,000
(Intermediary Fees)	$ (1,250)	$ (25,000)
(Escrow Fees)	$ (1,000)	$ (1,750)
Net Proceeds	$ 22,750	$ 473,250

The information presented below is net of intermediary fees and escrow-related fees incurred in connection with the Offering and due in advance of the Offering's close.

Target Offering Amount Chart



Maximum Offering Amount Chart



Pilot Deployments
Support two initial pilot deployments, including a bus shelter project with a California city mobility operator and a dairy farm installation in Central Valley.

Engineering & R&D
Advance product development through enhanced engineering efforts, consultants, and dedicated support from the engineering team.

Sales & Marketing
Drive sales and marketing initiatives led by the founding team, focused on securing first customer sale.

General & Administrative (G&A)
Cover essential business operations and a portion of team salaries to support core administrative functions.

_____

OWNERSHIP & CAPITAL STRUCTURE

Company Securities Issued & Outstanding

Security	Amount Authorized	Amount Issued & Outstanding	Voting Rights	Other Rights or Terms	How this security may limit, dilute, or qualify securities issued in the Offering	Ownership Percentage (if converted prior to Offering)
Common Stock	10,000,000	9,860,000	1 vote per share	None	Securities into which the offered crowd notes may convert will be diluted if/when the Company issues additional common or preferred stock.	97.42%
Warrants	Right to purchase up to 2.58% of fully diluted capital stock	Right to purchase up to 2.58% of fully diluted capital stock	None	May be exercised starting on April 28, 2025. Expires 10 years after issuance.	Securities into which the offered crowd notes may convert will be diluted if/when the warrants are exercised.	2.58%

Securities Reserved for Issuance upon Exercise or Conversion

There are no additional securities currently reserved for issuance upon exercise or conversion.

Principal Security Holders

As of the date hereof, a majority of the Company is owned by Emily Dinino and John Carl. The beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed below.

Name	Security	Number Held	Voting Power Prior to Offering
Emily Dinino	Common Stock	5,000,000	50.71%
John Carl	Common Stock	4,730,000	47.97%

Exempt Offerings Conducted Within the Past Three Years

The company has not conducted any exempt offerings within the past three years.

Material Terms of Any Debt

Creditor	Amount Outstanding	Interest Rate	Maturity Date	Other Material Terms
Professional and legal services fees	$40,384 as of November 25, 2024	n/a	n/a	Fees related to professional services, such as consulting and attorney's fees. Company anticipates utilizing founder capital and grant funding to satisfy remaining obligations.

Related Party Transactions

From time to time the Company may engage in transactions with related parties. Related parties are defined as any director or officer of the Company; any person who is the beneficial owner of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such immediate family member.

To the best of our knowledge the Company has engaged in the following transactions or relationships which may give rise to a conflict of interest with the Company, its operations, or its security holders.

In addition to the transactions shown below, the Company expects to receive up to $50,000 in related party investments from various family members of Emily Dinino and John Carl.

Related Party	Relationship to Company	Dollar Amount	Nature of Transaction
Emily Dinino	Founder, CEO, President, Treasurer, Secretary, Director	$14,332	Cash infusion made to the Company to support operations.
John Carl	Co-Founder, COO, Director	$5,000	Cash infusion made to the Company to support operations.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the Issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

I, Emily Dinino, certify that:

(1) the accompanying unaudited financial statements of ThermoShade Solutions Inc., comprised of the balance sheet and the related statements of income (deficit), stockholder's equity, and cash flows for the fiscal year ended December 31, 2023, and the related notes to said financial statements (collectively, the "**Financial Statement**"), are true and complete in all material respects; and

(2) the tax return information of ThermoShade Solutions Inc. included herein reflects accurately the information reported on the tax return for ThermoShade Solutions Inc. filed for the fiscal year(s) ended December 31, 2023.

/s/ Emily Dinino
(Signature)

Emily Dinino
(Name)

Founder and Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following person(s) in the capacities and on the dates indicated.

/s/ Emily Dinino	/s/ John Carl
(Signature)	(Signature)
Emily Dinino	John Carl
(Name)	(Name)
Founder and Chief Executive Officer	Co-Founder and Chief Operating Officer
(Title)	(Title)
November 27, 2024	November 27, 2024
(Date)	(Date)

_____

EXHIBITS

Exhibit A	Financial Statements
Exhibit B	Company Summary
Exhibit C	Subscription Agreement
Exhibit D	Crowd Notes
Exhibit E	Pitch Deck
Exhibit F	Video Transcript
Exhibit G	Webinar Transcript

EXHIBIT A

Financial Statements

ThermoShade Solutions Inc.

(a Delaware Corporation)

Reviewed Financial Statements
As of December 31, 2023

Reviewed by:



Alice.CPA LLC
A New Jersey CPA Company

Financial Statements

ThermoShade Solutions Inc.
Table of Contents





Alice CPA

Independent Accountant's Review Report

November 7, 2024
To: Board of Directors of ThermoShade Solutions, Inc.
Attn: Emily Dinino Jones, CEO
Re: 2023 Financial Statement Review– ThermoShade Solutions, Inc.

Financial Review of the Financial Statements

We have reviewed the accompanying financial statements of ThermoShade Solutions, Inc. (the "Company"), which comprise the balance sheet as of December 31, 2023 and the related statements of income, equity, and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements of ThermoShade Solutions, Inc. for them to be in accordance with accounting principles generally accepted in the United States of America.

Sincerely,

Alice·CPA LLC

Alice.CPA LLC
November 7, 2024







229 Park Ave S, Suite 70037
New York, New York 10003-1502

Info@Alice.CPA

THERMOSHADE SOLUTIONS, INC.
BALANCE SHEET
As of December 31, 2023
(Unaudited)

ASSETS

Current Assets		
Cash and cash equivalents	$	6,154
Total Current Assets		6,154
Noncurrent Assets		
Property and equipment, net		7,413
Total Noncurrent Assets		7,413
Total Assets	$	13,567

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities		
Accounts payable	$	-
Loans payable, current		7,551
Total Current Liabilities		7,551
Total Liabilities		7,551
Stockholders' Equity		
Common stock, $0.00001 par value; 10,000,000 shares authorized; nil shares issued and outstanding		-
Additional paid in capital		43,042
Retained earnings		(37,026)
Total Stockholders' Equity		6,016
Total Liabilities and Stockholders' Equity	$	13,567

The accompanying footnotes are an integral part of these financial statements.

THERMOSHADE SOLUTIONS, INC.
STATEMENT OF OPERATIONS
For the period from June 29, 2023 (date of inception) to December 31, 2023
(Unaudited)

Revenues	$ -
Operating Expenses	
General and administrative	9,782
Research and development	27,955
Total Operating Expenses	37,737
Other Income (Expenses)	
Interest expense	(289)
Other income	1,000
Total Other Income	711
Net Loss	$ (37,026)

The accompanying footnotes are an integral part of these financial statements.

ThermoShade Solutions, Inc.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the period from June 29, 2023 (date of inception) to December 31, 2023
(Unaudited)

| | Common Stock | | Additional Paid in | Accumulated deficit | Total Stockholders' |
	Shares	Value ($ par)	Capital		Equity
Balance as of June 29, 2023 (date of inception)	-	-	-	-	-
Capital contribution	-	-	43,042	-	43,042
Net loss	-	-	-	(37,026)	(37,026)
Balance as of December 31, 2023	$ -	$ -	$ 43,042	$ (37,026)	$ 6,016

The accompanying footnotes are an integral part of these financial statements.

THERMOSHADE SOLUTIONS, INC.
STATEMENTS OF CASH FLOWS
For the period from June 29, 2023 (date of inception) to December 31, 2023
(Unaudited)

	2023
Cash Flows from Operating Activities	
Net Loss	$ (37,026)
Adjustments to reconcile net loss to net cash provided by operations:	
Depreciation	529
Changes in operating liabilities:	
Accounts payable	-
Net cash used in operating activities	(36,497)
Cash Flows from Investing Activities	
Acquisition of property and equipment	(7,942)
Net cash used in investing activities	(7,942)
Cash Flows from Financing Activities	
Proceeds from capital contribution	43,042
Proceeds from loans payable	7,942
Payment of loans payable	(391)
Net cash provided by financing activities	50,593
Net change in cash and cash equivalents	6,154
Cash and cash equivalents at beginning of year	-
Cash and cash equivalents at end of year	$ 6,154
Supplemental information	
Interest paid	$ 289
Income taxes paid	$ -

The accompanying footnotes are an integral part of these financial statements.

THERMOSHADE SOLUTIONS, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2023
(UNAUDITED)

NOTE 1 – NATURE OF OPERATIONS

ThermoShade Solutions, Inc. (which may be referred to as the "Company", "we," "us," or "our") was registered in Delaware on June 29, 2023. The Company is an outdoor cooling company that develops innovative panels, which provide superior outdoor cooling solutions.

As of December 31, 2023, the Company has not yet commenced operations. It is anticipated that the Company will incur losses before generating positive retained earnings. Over the next twelve months, the Company intends to fund its operations through capital raises, contingent upon the realization of such funds.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account.

Receivables and Credit Policy

As of December 31, 2023, the Company did not have any accounts receivable and is pre-revenue.

THERMOSHADE SOLUTIONS, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2023
(UNAUDITED)

Fair Value Measurements

US GAAP defines fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

There were no assets or liabilities requiring fair value measurement as of December 31, 2023.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the Company as of December 31, 2023.

Revenue Recognition

The Company adopted FASB ASC 606, *Revenue from Contracts with Customers* ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, we recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured.

The Company has not generated revenue as of December 31, 2023.

Property and equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets. Depreciation expenses as of December 31, 2023, is $529.

THERMOSHADE SOLUTIONS, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2023
(UNAUDITED)

The estimated useful lives of the property and equipment is 5 years.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Advertising

The Company recognizes advertising costs as expenses when they are incurred. The Company did not incur advertising costs for the year ended December 31, 2023.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – LOANS PAYABLE

In August 2023, the Company entered into an installment program contract with Synchrony Contractor to acquire a trailer for a total loan proceeds of $7,942. This debt was repaid in full in 2024.

NOTE 4 – EQUITY

Common Stock

The Company authorized 10,000,000 shares of common stock at $0.00001 par value. As of December 31, 2023, there were no shares issued and outstanding.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company as of December 31, 2023.

NOTE 6 – SUBSEQUENT EVENTS

Concept Award Grant from California Clean Energy Fund, dba, CalCEF Ventures (CalCEF)

The Company signed a grant agreement with CalCEF on January 25, 2024. The Company was selected by CalCEF to receive the CalSEED Concept Award, which includes funding, technical consulting, and guidance to help establish the technical feasibility of its promising energy technology concept. The total grant received from CalCEF as of November 7, 2024 amounted to $150,000

THERMOSHADE SOLUTIONS, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2023
(UNAUDITED)

Pilot Funding from Los Angeles Cleantech Incubator (LACI)

The Company signed an Incubation Pilot agreement with LACI on January 5th, 2024. LACI provides emerging cleantech technology companies with opportunities to deploy eligible cleantech technologies through pilots. The Company was selected by LACI to receive funding and support for a pilot demonstration. The total proceeds received from LACI Program as of November 7, 2024 totaled $55,000.

Repayment of Founder's Capital Contribution

The Company paid ex-cofounder Daniel Coplon's capital contribution in full on April 1, 2024, and was subsequently replaced by John Carl as one of the Founders of the Company.

Issuance of Common Stock and Shares Options

In 2024, the Company issued additional common stock and share options:

- Common Stock Issuance:
    - On February 13, 2024, the Company issued 5,000,00 shares of common stock to Emily Dinino, Founder and CEO.
    - On February 20, 2024, shares of common stock were issued to early employees as part of the Company's employee incentive program.
    - On September 3, 2024, the Company issued 4,730,000 shares of common stock to John Carl, Co-Founder and COO.

- Share Option Issuance:
    - In 2024, the Company granted 137,581 share options to Los Angeles Cleantech Incubator.

Anticipated Crowdfunded Offering

In 2024, the Company intends to offer securities totaling a maximum of $500k in a securities offering expected to be exempt from registration under Regulation CF. The offering campaign will be made through MicroVenture Marketplace, Inc., a registered broker dealer and FINRA member.

Management's Evaluation of Subsequent Events

Management has evaluated subsequent events through November 7, 2024, which is the date the financial statements were available to be issued. Based on this evaluation, there were no additional events or transactions occurring after the balance sheet date that required adjustment to or disclosure in the financial statements, other than those disclosed above.

EXHIBIT B

Company Summary





Company: ThermoShade

Market: Clean Tech

Product: Passive cooling shade panels

Company Highlights

- In September 2023, ThermoShade tested a full-scale shelter, with its panels showing temperatures averaging 81°F compared to 98°F for a traditional canvas awning
- In August 2024, ThermoShade filed its first patent for its shading system using phase change materials (PCM) and multi-layered panels with reflective coatings to provide passive cooling
- The company has two letters of intent (LOIs) for potential pilot studies in 2025: retrofitting California bus shelters and testing cooling panels at Fresno State University's dairy farm
- ThermoShade has raised $235,000 in total funding, including a $150,000 grant from CalSEED and a $55,000 grant from Los Angeles Cleantech Incubator (LACI)

WHY IT'S INTERESTING

What if outdoor spaces could remain cool without relying on grid electricity or water, even during extreme heat waves? With heat stress projected to cost the U.S. economy over $500 billion annually by 2050, industries such as transit, agriculture, and outdoor commerce are increasingly challenged by rising temperatures. These environments can become dangerously hot, limiting usability and increasing health risks.[i] ThermoShade is developing passive cooling shade panels to address this need by providing a sustainable solution that can maintain shaded areas up to 20°F cooler than traditional canvas awnings. Founded in 2023, the company plans to initially target the transit and dairy industries before expanding to schools, multi-family housing, and outdoor commerce areas, such as theme parks and shopping malls.

In September 2023, the company constructed and tested a full-scale proof-of-concept shelter at the La Kretz Innovation Campus in Los Angeles. In testing, ThermoShade panels maintained an average temperature of 81°F, outperforming standard canvas awnings, which averaged 98°F. Building on this success, ThermoShade has finalized its minimum viable product (MVP) that is ready to pilot and will use some of this round of funding to develop a commercial design. The company anticipates deploying this design in two potential pilot studies: one with a California city mobility operator to test its panels on retrofitted bus shelters, aimed at improving rider comfort and public health outcomes, and another at Fresno State University's dairy farm to explore cooling applications for agriculture. These pilots, potentially taking place in 2025, will provide critical data to validate the technology as the company aims for commercialization in 2026.

Pitch Deck/Webinar


ThermoShade is developing passive cooling technology to address the growing impacts of extreme heat. Its innovative shade panels are engineered to provide a sustainable way to create cooler outdoor spaces without the need for grid electricity or water. Key highlights from the company include:

- **Proof-of-Concept Success**: In September 2023, ThermoShade's panels at the La Kretz Innovation Campus averaged 81°F, cooler than canvas awnings at 98°F, demonstrating effective cooling and gathering key data.
- **Initial Intellectual Property (IP):** In August 2024, ThermoShade filed its first patent for its shading system using phase change materials (PCM) and multi-layered panels with reflective coatings to provide passive cooling.
- **Planned Pilot Projects**: ThermoShade has two pilots anticipated for 2025, including an installation at a California city bus shelter and a Central Valley dairy farm to test its applications.
- **Grant and Incubation Support**: ThermoShade secured a $150,000 CalSEED grant in January 2024 and $55,000 from LACI's incubation program in April 2023 to advance its pilot studies and technology.

Investor Overview Video

PERKS

You are investing in a Crowd Note in this Offering. Perks are meant to be a thank you from the company for investing. The perks below are subject to <u>Regulation CF investment limits.</u>

- Investors that purchase the first 100,000 Crowd Notes, and thereby fund the first $100,000, will receive Crowd Notes with a conversion provision based on a $4 million post-money valuation cap instead of an $5 million post-money valuation cap.

COMPANY SUMMARY

Opportunity

Extreme heat is becoming a significant public health and economic issue, especially in urban areas where buildings and infrastructure can amplify heat exposure. In 2023 alone, the U.S. experienced approximately 120,000 heat-related emergency room visits, underscoring the dangers posed by rising temperatures.[ii] Additionally, 57% of Americans reported that extreme heat affected their ability to participate in outdoor activities, limiting social engagement and access to outdoor public spaces.[iii] The economic impact of heat stress is equally concerning, with estimates that the U.S. loses approximately $100 billion annually due to heat-induced reductions in labor productivity, with projections doubling to nearly $200 billion by 2030 and $500 billion by 2050 if no mitigation efforts are implemented.[iv] Current cooling solutions, such as basic awnings and temporary shading structures, fans, or misters, fall short— in high heat environments they are often ineffective, resource-intensive, and require ongoing expenditures.

ThermoShade is tackling this urgent need by developing passive cooling shade panels designed to create shaded spaces that can stay up to 20°F cooler than their surroundings without relying on grid electricity or water. Designed for versatility, ThermoShade panels are intended to be easily installed in public spaces such as bus


stops, parks, and transit areas, where extreme heat can pose a daily risk. Using special materials that naturally absorb and release heat, these panels aim to maintain a stable, cooler temperature even in high temperatures, providing consistent comfort throughout the day. ThermoShade's panels are designed to be modular, making them adaptable to different configurations and able to function independently in off-grid locations. By transforming high-traffic outdoor areas into cooler, more livable spaces, ThermoShade's solution aims to reduce heat-related health risks and improve urban resilience, helping communities adapt to the challenges posed by extreme temperatures.

Product



ThermoShade is developing passive cooling shade panels designed to create comfortable and safer shaded outdoor environments. The company's panels aim to offer an alternative to traditional awnings and shade structures, maintaining temperatures up to 20°F cooler beneath the structure in testing. Engineered for on-grid as well as off-grid (using a small solar generator) operation, its panels are designed to provide a consistent cooling effect without relying on grid-based electrical inputs, making them both energy-efficient and eco-friendly. With versatile use cases ranging from bus shelters and parks to public event spaces and agricultural applications, ThermoShade aims to provide a scalable solution for reducing heat, increasing safety, and enhancing comfort across various outdoor settings.

ThermoShade intends to offer two core product lines of its panels – a plug-and-play solution and a full control solution. The plug-and-play solution is expected to be a panel kit that can be incorporated into an existing structure like a bus shelter, whereas the full control solution is expected to involve built-for-purpose structures where ThermoShade has full control over the structure design and deployment.




ThermoShade plug-and-play solution (left) and full control solution (right) renderings

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How it Works

ThermoShade panels utilize a unique cooling mechanism that integrates phase change materials (PCM) and long-wave infrared (LWIR) high emissivity (high-e) coatings to provide a more stable, cooler environment throughout the day. During the daytime, the panels are designed to absorb heat, stabilizing the ceiling temperature of the panels and directly absorbing radiated body heat from occupants' underneath. The PCM encapsulated in the panel functions similar to an ice pack, maintaining a steady, cool temperature as it absorbs heat and melts at a target temperature. Meanwhile, the LWIR high-e coatings absorb thermal radiation within a range of 60-130°F, optimizing the panels for direct heat absorption and enhancing the overall cooling effect.





Heat stored in a phase change material
Daytime: Cooling
Ceiling temperature cool and stable
Directly absorbs radiated body heat

Nighttime: Recharge
Convect heat to cool air
Radiate heat to the sky

At night, the system is designed to include a recharging process that resets the PCM. Using a heat exchanger to accelerate the process, which can be powered by a small renewable generator for off-grid installations, the system removes accumulated heat from the PCM, re-freezing it to prepare for another day of cooling. This recharging process leverages a commercially available pump and radiator, which convects heat to cool air and radiates it to the sky, ensuring the panels are ready for use the following day. This cycle of cooling and recharging aims to make ThermoShade an eco-friendly, low-maintenance solution that can be deployed in modular configurations to suit various applications.

Product Traction

ThermoShade has achieved several key milestones, including finalizing its MVP design and conducting proof-of-concept testing. In September 2023, the company constructed and tested a full-scale proof-of-concept shelter (pictured below) at the La Kretz Innovation Campus, demonstrating a notable temperature difference compared to standard canvas awnings (data shown below). This two-month test, conducted from September 2023 to October 2023, gathered valuable data, user feedback, and showcased the technology. Based on a portion of the testing data, awning temperatures averaged around 98°F and reached a maximum of 103°F, whereas the company's panels averaged 81°F and reached a maximum of 84°F. Building on this success, ThermoShade has finalized its MVP design, featuring a simplified structure with core components that are patent pending and a reduced part count for scalable production. This MVP design will be deployed in two pilot studies aimed at validating customer use cases and informing the commercial design.

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Intellectual Property (IP)

In August 2024, the company filed a non-provisional U.S. patent and international patent application (PCT) titled *Systems and Methods for Protective Shading Structures.* The patent covers a shading and cooling system that utilizes PCM to absorb heat, providing passive cooling for shaded areas. The system incorporates multi-layered panels designed with reflective and emissive coatings, a system for recharging PCM, and optional solar and internet of things (IoT) features to enhance energy efficiency and performance in various outdoor environments. ThermoShade filed a petition under the U.S. Patent and Trademark Officer (USPTO) Climate Change Mitigation Pilot Program (CCMPP) for accelerated review of the patent and as of November 2024, the patent status is pending.

Use of Proceeds

If ThermoShade raises the minimum ($22,750) or the maximum ($473,250) offering amount net of fees, it intends to use the proceeds as follows:*



Percentages are rounded to the nearest whole number



- **Pilot Deployments:** Support two initial pilot deployments, including a bus shelter project with a California city mobility operator and a dairy farm installation in Central Valley.
- **Engineering & R&D:** Advance product development through enhanced engineering efforts, consultants, and dedicated support from the engineering team.
- **Sales & Marketing:** Drive sales and marketing initiatives led by the founding team, focused on securing first customer sale.
- **General & Administrative (G&A):** Cover essential business operations and a portion of team salaries to support core administrative functions.

Product Roadmap

ThermoShade's product roadmap outlines the company's progression from initial development to full market entry. In 2023, ThermoShade was incorporated, and it built and tested a proof-of-concept outdoor structure. Throughout 2024, the focus has been on customer discovery and research & development (R&D), with the creation of an MVP design and filing of a patent. Moving into 2025, ThermoShade plans to enter a customer validation phase, initiating target market pilots, securing third-party validation, and finalizing a commercial design. By 2026 and beyond, the company anticipates a go-to-market phase, including a commercial launch and scaling up manufacturing to meet demand.



2023
2024
2025
2026+
Customer Discovery, R&D
Customer Validation
Go-To-Market
Milestone
Incorporated
Proof-of-concept
MVP design
Patent filing
Target market pilots
3rd party validation
Commercial design
Commercial launch
Manufacturing scale-up

Business Model

ThermoShade intends to offer two core product lines of its panels – a plug-and-play solution and a full control solution. For both product lines, the company intends to work with California-based contract manufacturer, Nemat, to manufacture the panel systems. ThermoShade is aiming to leverage its anticipated pilot studies to expand within California first, then across the U.S. Details of its business model and pricing by solution can be seen below.

Plug-and-Play

In the transit market, the company expects to charge $5,000 for a standard 100-160 sqft shelter, and it plans to sell direct to cities with existing infrastructure as well as through partners like street furniture companies or outdoor advertising companies competing for contracts. ThermoShade believes this model is highly scalable as it's only responsible for delivering the panels and the customer handles assembly, permitting, and installation.


Full Control

For the full control solution, ThermoShade is targeting a price point of $50,000 for an 800 sqft structure. The company expects to sell through channel partners and advise them on optimal design. Channel partners may include general contractors, construction and manufacturing firms, and architectural firms.

USER TRACTION

Initial Pilots

ThermoShade is anticipating two pilot studies – one with a California city mobility operator for bus shelters and another with Fresno State University's dairy unit. Specific details on the pilot studies can be seen below.



CA City Bus Shelter: In August 2024, ThermoShade signed a letter of intent (LOI) with a California city mobility operator to explore testing its panels on existing bus shelters across the city. Through this pilot, ThermoShade plans to install its plug-and-play panels to retrofit the shelters, evaluating their impact on reducing heat and enhancing rider comfort. The ultimate goal is to boost ridership and improve public health outcomes by creating cooler, more inviting transit spaces. The company expects this pilot to occur in the spring of 2025.



Dairy Farm: In November 2024, ThermoShade received a letter of support from Fresno State University's Water, Energy, and Technology Center to explore testing its technology via a pilot at the campus's dairy unit. During the pilot, the ThermoShade team will work with faculty advisors and a student contractor for support in research and data collection. The company also expects this pilot to occur in the spring of 2025.

The company is also exploring two additional test structures – one located at a commercial building in Los Angeles and the other a second bus station pilot in California's Central Valley.

Early Supporters



In January 2024, ThermoShade was awarded a $150,000 grant from CalSEED, an initiative funded by the California Energy Commission EPIC program to advance energy innovation. As part of the grant, the company was required to complete several milestones, including analyzing data from its 2023 POC pilot at LACI and generating a manufacturing and design plan for its anticipated pilots. In addition to the funding, ThermoShade also received technical consulting and guidance to establish the feasibility of its passive cooling shade panels.





In April 2023, the company was one of 12 startups accepted into LACI's incubation program. LACI's incubation program is a two-year program that offers four months of acceleration through workshops and peer learning, diverse funding opportunities and access to LACI's state of the art campus, $150,000+ worth of perks and platforms, and joining a cleantech ecosystem of over 375 cleantech portfolio companies and alumni. As part of the program, ThermoShade received $55,000 in funding to help with its anticipated pilot studies.

ThermoShade has also established relationships and participated in programs with organizations such as NYSERDA, Motivo, U.S. Green Building Council California, Clean Tech Open, Valley Ventures, Larta Institute, and UCLA.








HISTORICAL FINANCIALS

Incorporated in June 2023, ThermoShade is in the pre-revenue stage of its operations. Since June 2023, the company has primarily focused on R&D activities to finalize its MVP design, conducting proof-of-concept testing, and preparing for pilot studies as it aims for commercialization in 2026. In 2024 (through October), the company recorded total expenses of approximately $175,000. With consulting services for research, testing, and prototyping representing the majority of expenses at nearly $163,000. In 2023, the company reported total expenses of approximately $37,700, with R&D activities such as panel manufacturing and IP related costs representing the majority at nearly $28,000. As of November 5, 2024, the company had roughly $23,000 cash on hand.

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Total Expenses, Aug 2023 - Oct 2024
$60,000.00
$50,000.00
$40,000.00
$30,000.00
$20,000.00
$10,000.00
$-
Aug-23
Sep-23
Oct-23
Nov-23
Dec-23
Jan-24
Feb-24
Mar-24
Apr-24
May-24
Jun-24
Jul-24
Aug-24
Sep-24
Oct-24

Financial metrics for the 2023 have been reviewed by an independent CPA. However, the figures for 2024 are company-provided and, while deemed reliable, have not been independently verified.

INDUSTRY AND MARKET ANALYSIS

ThermoShade plans to initially target the transit and dairy industries first, before expanding to schools, multi-family housing, and owners of outdoor commerce areas, like theme parks and outdoor shopping malls, amongst other potential industries.

Transit

Transit riders are highly vulnerable to extreme heat, with walking to and waiting at bus stops being amongst the primary sources of heat exposure.[v] Bus stops in some areas often lack shade, potentially making public transit less accessible during peak heat times, especially for poorer regions. A 2023 UCLA study found that only 26% of Los Angeles Metro bus stops have shelters that provide shade, potentially exposing riders to extreme heat in the U.S.'s second largest bus system.[vi] Furthermore, a Houston Public Media investigation in 2023 found that 73% of temperature readings inside Houston bus shelters reached thresholds that put people at "extreme" risk for heat illness.[vii] Adding shade can be one of the most efficient and cost-effective ways to reduce heat-related health risks outdoors, particularly in urban environments.[viii] Public transportation facilities can benefit from urban cooling strategies to reduce heat exposure for commuters, enhancing both comfort and safety. Poidata estimates that as of June 2024, there are 603,396 bus stops in the U.S., which potentially makes ThermoShade's total addressable market (TAM) in the U.S. worth roughly $3.02 billion, considering the company's current plan to offer its plug-and-play solution for $5,000.[ix]

Agriculture

In agriculture, farms need to protect livestock as well as workers from the potentially costly impacts of extreme heat, which can lead to decreased labor efficiency and poor farm operations. Farms' livestock have been shown to be susceptible to heat stress primarily due to their high metabolic heat load. Specifically, dairy cows have been



found to be especially vulnerable to heat stress, which can result in a variety of issues, such as decreased milk production and reproduction as well as an elevated risk of sickness and mortality. In fact, it's been estimated that heat stress in dairy cattle accounts for roughly 63% of total economic losses from heat stress in the U.S. livestock industry.[x] According to research from the University of Florida, dairy cows with shade generated 10–19% more milk than cows without shade.[xi] Progressive Dairy reports that the number of licensed dairies in the U.S. totaled 26,290 in 2023.[xii]

Schools and Universities

Extreme heat can pose significant challenges for schools and students, particularly in facilities without adequate infrastructure to maintain cool temperatures. Asphalt and unshaded playgrounds heat up quickly and can be hotter than adjacent areas, which can even result in burns. Extreme heat can have a negative impact on learning environments, endangering kids' health and academic performance while having repercussions for food access, caregiver employment, and students' future employment and income.[xiii] In fact, American Economic Association states that for every one Fahrenheit degree increase in heat, there is a proportionate one percent decrease in student learning.[xiv] Implementing comprehensive strategies to address heat in schools is essential for maintaining conducive learning conditions.[xv] [xiii] According to the National Center for Educational Statistics (NCES), there are 129,731 schools in U.S., both private (most recent data available as of 2020) and public (most recent data available as of 2022),[xvi] and 5,916 Title IV universities (public and private as of 2021).[xvii] Considering the company estimates schools spending an average of $25,000 on its solutions and universities spending an average of $100,000, its TAM in the U.S. would potentially be roughly $3.83 billion.

Venture Financing

ThermoShade competes in the broader clean technology industry, which has seen elevated venture financing activity within the last few years. From 2021 through 2023, total capital invested in clean technology companies totaled nearly $170 billion, which outpaced the previous eight years combined. Despite a decline in total capital invested in clean technology companies from 2021 to 2023, annual inflows remained elevated compared to 5 years ago. For instance, total capital invested has grown from $18.14 billion in 2018 to $45.87 billion in 2023, representing a compounded annual growth rate of 20.4% over this period. Additional industry insights include:

- Median deal sizes have increased within the last few years, reaching a high of $1.98 million in 2023, representing a more than 50% increase from 2021
- Clean technology companies are seeing higher valuations, as median post-money valuations have more than doubled from $7.41 million in 2019 to $17.56 million in 2023

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Capital Invested and Deal Count in the Clean Technology Industry, 2013-2023



Source: PitchBook Data, Inc.



Sunesta: Founded in 1981, Sunesta is a manufacturer specializing in custom retractable awnings and shade solutions, providing homeowners with innovative outdoor shading options. The company's product lineup includes retractable patio and window awnings, screens, and outdoor canopy systems, all designed to enhance outdoor living spaces while offering protection from sun exposure. Sunesta's shade solutions feature customizable options, including fabric patterns, frame colors, and motorized or manual operation, allowing customers to tailor products to fit their specific aesthetic and functional needs. According to the company, its products are engineered for durability and ease of use, with each shade system crafted to withstand various environmental conditions while maximizing UV protection and energy efficiency. Sunesta serves a broad customer base throughout North America, supported by a national dealer network that facilitates installation and support services for residential and commercial applications.



Tuuci: Founded in 1998, Miami-based Tuuci specializes in designing and manufacturing high-quality outdoor furniture solutions, including parasols, cabanas, and lounges. The company's parasol range features various styles, such as cantilever, market, and specialty designs that are constructed for durability and aesthetic appeal. Tuuci's shading products are customizable, offering options in canopy shapes, sizes, colors, and finishes to suit diverse outdoor environments. Beyond shading, Tuuci provides outdoor furniture and accessories, including deep seating arrangements, sun lounges, planters, and lighting solutions, all crafted to enhance outdoor living spaces. The company serves a global clientele, including residential, commercial, hospitality, and marine sectors, emphasizing innovation and craftsmanship in its product offerings. In June 2023, the company opened its flagship showroom in Chicago's Merchandise Mart to celebrate its 25th anniversary and enable customers to explore its full range of outdoor products.[xviii]



USA SHADE: Established in 1991, USA SHADE is a manufacturer specializing in the design and construction of commercial fabric shade structures. The company offers a diverse range of shading solutions, including squares and rectangles, multi-sided configurations, sails, cantilever designs, single-post structures, and custom creations, catering to various applications such as playgrounds, parks,



schools, and commercial spaces. USA SHADE provides comprehensive services encompassing design development, engineering, manufacturing, project management, and construction, looking to ensure a seamless process from concept to installation. As a Division of the State Architect (DSA) certified manufacturer, the company adheres to stringent quality and safety standards, delivering durable and aesthetically pleasing shade structures. Over its three-decade history, USA SHADE has completed more than 300,000 installations across North America.



Coolaroo: Founded in Australia, Coolaroo specializes in outdoor shading solutions, leveraging its proprietary HeatShield technology to enhance comfort and protection. This technology actively reflects the sun's infrared rays, keeping the fabric surface up to 15°F cooler than standard materials, according to the company.[xix] All Coolaroo shade fabric—used across shade sails, roller shades, pet beds, and shade structures—is uniquely crafted from sustainable, easy-clean HDPE material, which naturally reduces heat, promotes airflow, and enhances privacy. Coolaroo's product range includes roller shades, shade sails, pergolas, gazebos, umbrellas, and shade fabrics, all designed to provide effective sun protection and reduce heat exposure. The company also offers pet products, such as elevated pet beds, utilizing breathable fabrics to ensure pet comfort. Coolaroo's shading solutions provide temperature control and sun protection for both residential and commercial outdoor spaces and are available through major retailers like Costco, Home Depot, and Wayfair, among others.[xx]



ChillSkyn: Founded in 2022, ChillSkyn specializes in advanced passive cooling technologies, offering innovative solutions that achieve below-ambient temperatures without energy input. The company's flagship product, PolyFrost™, is a nanostructured polymer coating that reportedly reflects 96% of solar radiation and emits 97% of infrared heat, providing an average cooling effect of 6°C below ambient temperature during peak hours. This hydrophobic and UV-resistant coating is versatile, applicable to various surfaces including metals, fabrics, plastics, and wood, and can also be made free-standing. ChillSkyn's technology serves multiple applications, such as transportation (refrigerated trucks, shipping containers, buses, trains), building envelopes (data centers, warehouses, factories), mobile shelters (bus shelters, canopies, remote outposts), and utility enclosures (power distribution, transformers, cell towers). According to the company, it collaborates with TandemLaunch and Columbia University to advance its technological developments.[xxi]

EXECUTIVE TEAM



Emily Dinino, Founder and Chief Executive Officer: Emily Dinino started working on the idea of ThermoShade in 2021 as part of her master's thesis at UCLA, where she focused on studying the problem of extreme heat. After earning her Master's of Business Administration (MBA) from UCLA's Anderson School of Management, Emily served as a Consultant at Wedbush Ventures for four months and also as an Investor at Rocana Ventures from February 2021 to June 2023, continuing to work part-time on ThermoShade. In June 2023, ThermoShade was officially incorporated, and Emily took on the role of Chief Executive Officer. Since the beginning of 2024, Emily has been working on ThermoShade in a full-time capacity. Earlier in her career, Emily worked as a Senior Financial Analyst at New Classrooms, a nonprofit focused on personalized learning, where she was later promoted to Finance Manager. She began her career as an Investment Banking Analyst at Bank of America Merrill Lynch, where she worked in the Technology, Media, and


Telecom group. In addition to her MBA from UCLA Anderson School of Management, Emily also holds a Bachelor of Arts in Economics, graduating magna cum laude from Vanderbilt University.



John Carl, Co-Founder and Chief Operating Officer: John Carl joined ThermoShade in August 2024 as Co-Founder and Chief Operating Officer. Before ThermoShade, John was Executive Vice President of Engineering at Magnetic Insight, where he oversaw engineering, software, translational research, and preclinical operations for nearly four years. Prior to his role at Magnetic Insight, John operated as an Independent Biotech Engineering Consultant for nearly three years through his company, John Carl Engineering. He previously served as Director of Product Engineering at Xcell Biosciences for just over a year, leading the launch of a next-generation cell culture product. His career also includes over a decade at ProteinSimple, a Bio-Techne brand, where he held multiple leadership roles including Director of Instrument Manufacturing, Director of Process and Consumables, Director of Quality and Manufacturing Engineering, and Senior Project Manager. John began his career as a Mechanical Engineer at Ciphergen Biosystems, where he worked for over four years. He holds a Bachelor's Degree in Mechanical Engineering from the University of California, Berkeley.

PAST FINANCING

As of November 2024, ThermoShade has raised approximately $235,000 in total funding through various grants and founder provided capital. In January 2024, the company was awarded a $150,000 grant from CalSEED, an initiative funded by the California Energy Commission EPIC program to advance energy innovation. In April 2023, ThermoShade was accepted into LACI's two-year incubation program, giving it access to LACI services and resources in exchange for the company executing a warrant for LACI to purchase up to 2.58% of its fully diluted capital stock. The warrant can be exercised by LACI any time after April 2025. As part of the program, ThermoShade also received $55,000 in grant funding to be used for pilot studies. The company has also received a $10,000 grant from UCLA's Cross Campus Innovation Challenge as well as $19,000 in startup capital provided by its founders.

INVESTMENT TERMS

Security Type: Crowd Notes
Round Size: Min: $25,000 Max: $500,000
Post-Money Valuation Cap: $4 million or $5 million
Conversion Provisions: In connection with equity financing of at least $1 million, the Company has the option to convert the Crowd Note into non-voting preferred stock (Conversion Shares) at a price based on the lower of (A) the price per share for Preferred Stock by investors in the Qualified Equity Financing or (B) the price per share paid on a $4 million or $5 million post-money valuation cap. Please refer to the Crowd Note for a complete description of the terms of the Crowd Note, including the conversion provisions.

[Continued on Next Page]



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RISKS

Investment Risk

An investment in the company is speculative, and as such is not suitable for anyone without a high tolerance for risk and a low need for liquidity. You should invest only if you are able to bear the risk of losing your entire investment. There can be no assurance that investors will receive any return of capital or profit. Investors should have the financial ability and willingness to accept the risks (including, among other things, the risk of loss of their entire investment and the risks of lack of liquidity) that are characteristic of private placement investments. There will be no public market for the securities being offered, applicable securities laws will restrict any transfer of the securities, and the securities will not be transferable without the company's consent.

The information provided herein is not intended to be, nor should it be construed or used as, investment, tax or legal advice, a recommendation to purchase, or an offer to sell securities of the company. You should rely on the offering statement and documents attached as exhibits to the offering statement when making any investment decision. An investment in the company is not suitable for all investors.

Company Risk

The company's industry is highly competitive, and the company may not be able to compete effectively against the other businesses in its industry. The company is subject to a number of significant risks that could result in a reduction in its value and the value of the company securities, potentially including, but not limited to:

- Rapidly changing consumer preferences and market trends,
- Inability to expand and maintain market acceptance for the company's services and products,
- Inability to gain access to international markets and comply with all applicable local laws and regulations,
- Inability to achieve management's projections for growth, to maintain or increase historical rates of growth, to achieve growth based on past or current trends, or to effectively manage rapid growth,
- Inability to develop, maintain and expand successful marketing relationships, affiliations, joint ventures and partnerships that may be needed to continue and accelerate the company's growth and market penetration,
- Inability to keep pace with rapid industry, technological and market changes that could affect the company's services, products and business,
- Technological problems, including potentially widespread outages and disruptions in Internet and mobile commerce,
- Potential costs and business disruption that may result if the company's customers complain or assert claims regarding the company's technology,
- Failure to adequately address data security and privacy concerns in compliance with U.S. and international laws, rules and policies,



- Performance issues arising from infrastructure changes, human or software errors, website or third-party hosting disruptions, network disruptions or capacity constraints due to a number of potential causes including technical failures, cyber-attacks, security vulnerabilities, natural disasters or fraud,
- Inability to adequately secure and protect intellectual property rights,
- Potential claims and litigation against the company for infringement of intellectual property rights and other alleged violations of law,
- Difficulties in complying with applicable laws and regulations, and potential costs and business disruption if the company becomes subject to claims and litigation for legal non-compliance,
- Changes in laws and regulations materially affecting the company's business,
- Liability risks and labor costs and requirements that may jeopardize the company's business,
- Dependence on and inability to hire or retain key members of management and a qualified workforce,
- Ongoing need for substantial additional capital to support operations, to finance expansion and/or to maintain competitive position,
- Issuance of additional company equity securities at prices dilutive to existing equity holders,
- Potential significant and unexpected declines in the value of company equity securities, including prior to, during, and after an initial public offering, and
- Inability of the company to complete an initial public offering of its securities, merger, buyout or other liquidity event.

---

[i] chrome-extension://efaidnbmnnnibpcajpcglclefindmkaj/https://www.atlanticcouncil.org/wp-content/uploads/2021/08/Extreme-Heat-Report-2021.pdf

[ii] https://www.nytimes.com/2024/07/12/us/politics/heat-deaths-hospitals.html

[iii] https://thehill.com/policy/energy-environment/4816048-extreme-heat-affects-electricity-bills/

[iv] https://onebillionresilient.org/extreme-heat-the-economic-and-social-consequences-for-the-united-states/

[v] https://www.urbandemographics.org/post/exposure-to-extreme-heat-in-public-transit/

[vi] https://newsroom.ucla.edu/releases/quarter-los-angeles-bus-stops-offer-shade

[vii] https://www.houstonpublicmedia.org/articles/series/hot-stops/2023/09/07/461283/its-like-a-sweatbox-houston-bus-stops-reach-dangerous-temperatures-this-summer/

[viii] https://www.nature.com/articles/d41586-023-02311-3

[ix] https://www.poidata.io/report/bus-stop/united-states

[x] https://www.frontiersin.org/journals/veterinary-science/articles/10.3389/fvets.2023.1198697/full

[xi] https://publications.ca.uky.edu/sites/publications.ca.uky.edu/files/aen99.pdf

[xii] https://www.progressivepublish.com/downloads/2024/general/2023-pd-stats-lowres.pdf

[xiii] https://fas.org/publication/extreme-heat-schools/

[xiv] https://www.aeaweb.org/articles?id=10.1257/pol.20180612

[xv] https://www.energy.gov/scep/renew-americas-schools-grant-2022-23

[xvi] https://nces.ed.gov/programs/digest/d22/tables/dt22_214.10.asp

[xvii] https://nces.ed.gov/fastfacts/display.asp?id=1122

[xviii] https://www.designerstoday.com/outdoor/shade-producer-sets-sail-with-new-flagship-showroom-in-chicago/

[xix] https://www.coolaroousa.com/category/heatshield

[xx] https://www.coolaroousa.com/about-us/where-to-buy

[xxi] https://www.chillskyn.com/

EXHIBIT C

Subscription Agreement

**SUBSCRIPTION AGREEMENT**

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. THERE ARE FURTHER RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN.

THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

ThermoShade Solutions Inc.
11666 Montana Ave, Apt. 101
Los Angeles, CA 90049

Ladies and Gentlemen:

The undersigned understands that ThermoShade Solutions Inc., a corporation organized under the laws of Delaware (the "**Company**"), is offering up to $500,000 of Crowd Notes (the "**Securities**") in a Regulation CF Offering (the "**Offering**"). This Offering is made pursuant to the Form C dated November 27, 2024 (the "**Form C**"). The undersigned further understands that the Offering is being made pursuant to Section 4(a)(6) of the Securities Act and Regulation CF under the JOBS Act of 2012 and without registration of the Securities under the Securities Act of 1933, as amended (the "Securities Act").

1. Subscription. Subject to the terms and conditions hereof and the provisions of the Form C, the undersigned hereby irrevocably subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

2. Acceptance of Subscription and Issuance of Securities. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

3. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 11:59 pm Pacific Time on April 28, 2025, or at such other time and place as the Company may designate by notice to the undersigned.

4. Payment for Securities. Payment for the Securities shall be received in escrow from the undersigned of immediately available funds or other means approved by the Company at least two days prior to the Closing, in the amount as set forth on the signature page hereto. Upon the Closing, North Capital Private Securities Corporation shall release such funds to the Company. The undersigned shall receive notice and evidence of the entry of the number of the Securities owned by undersigned reflected on the books and records of the Company, which shall bear a notation that the Securities were sold in reliance upon an exemption from registration under the Securities Act.

5. Representations and Warranties of the Company. As of the Closing, the Company represents and warrants that:

a) The Company is duly formed and validly existing under the laws of Delaware, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C.

c) The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "State Securities Laws").

d) Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation CF promulgated under the Securities Act, or under any applicable State Securities Laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. Representations and Warranties of the Undersigned. The undersigned hereby represents and warrants to and covenants with the Company that:

a) General.

i.   The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder, and such purchase will not contravene any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

ii. The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

iii. The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

iv. Including the amount set forth on the signature page hereto, in the past twelve (12) month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation CF.

b) Information Concerning the Company.

i.   The undersigned has received a copy of the Form C. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C to make the decision to purchase the Securities.

ii. The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

iii. The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, MicroVenture Marketplace Inc., or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C or otherwise by the Company, MicroVenture Marketplace Inc. or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, MicroVenture Marketplace Inc. nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, MicroVenture Marketplace Inc. nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

iv. The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v.   The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription

Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

vi. The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect, and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

vii. The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

c) No Guaranty. The undersigned confirms that the Company has not (i) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Securities or (ii) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision that the investment in the Securities is suitable and appropriate for the undersigned.

d) Status of the Undersigned. The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e) Restrictions on Transfer or Sale of Securities.
i. The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii. The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation CF, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferrable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

iii. The undersigned agrees they will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation CF.

7. Conditions to Obligations of the Undersigned and the Company. The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

8. Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable.

9. Legend. The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the

Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

10. Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

11. Assignability. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

12. Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

13. Dispute Resolution.

a) **General Rule.** Any dispute under this Subscription Agreement will be resolved through arbitration, not through the court system. All arbitration will be conducted in the state where the executive office of the Company is located at such time, unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

b) **Appeal of Award.** Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

c) **Effect of Award.** Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

d) **No Class Action Claims.** NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

14. Governing Law. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to conflict of law principles thereof.

15. Section and Other Headings. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

16. Counterparts. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

17. Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company: ThermoShade Solutions Inc.
11666 Montana Ave, Apt. 101
Los Angeles, CA 90049
Attention: Emily Dinino

If to the Investor: [INVESTOR ADDRESS]
[E-MAIL ADDRESS]

18. Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

19. Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the undersigned, and (iii) the death or disability of the undersigned.

20. Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

21. Severability. If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

SIGNATURE PAGE FOLLOWS

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this [DAY] of [MONTH], [YEAR].

INVESTOR (if an individual):

By: _____

Name: _____

INVESTOR (if an entity):

_____
Legal Name of Entity

_____
State/Country of Domicile or Formation

By: _____

Name: _____

Title: _____

The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to [amount of Securities to be acquired by Investor] for [total amount to be paid by Investor].

ThermoShade Solutions Inc.

By: _____

Name: _____

Title: _____

EXHIBIT D

Crowd Notes

THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE ACT. FOR ONE YEAR FROM THE DATE OF THIS INSTRUMENT, SECURITIES SOLD IN RELIANCE ON REGULATION CROWDFUNDING UNDER THE ACT MAY ONLY BE TRANSFERRED TO THE COMPANY, TO AN "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501 OF REGULATION D UNDER THE ACT, AS PART OF AN OFFERING REGISTERED UNDER THE SECURITIES ACT WITH THE SEC, OR TO A MEMBER OF INVESTOR'S FAMILY OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE INVESTOR, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE INVESTOR OR EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE INVESTOR OR OTHER SIMILAR CIRCUMSTANCE. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO INVESTOR IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

ThermoShade Solutions Inc.

CROWD NOTE

FOR VALUE RECEIVED, ThermoShade Solutions Inc. (the "**Company**"), hereby promises to pay to each investor (the "**Investor**") who is recorded in MicroVenture Marketplace Inc., (the "**Platform**") records as having subscribed to this security (the "**Crowd Note**") the principal sum of his/her subscription (the "**Purchase Price**") unless converted into equity securities pursuant to Section 2.

The "**Post-Money Valuation Cap**" is $4 million.

The "**Offering Deadline**" is April 28, 2025.

1. Definitions.

a) "**Conversion Shares**" shall mean with respect to a conversion pursuant to Section 2, shares of the Company's preferred stock issued in the Qualified Equity Financing as defined below.

b) "**Conversion Price**" with respect to a conversion pursuant to Section 2 shall equal the lower of (A) the product of (1) one minus any applicable Discount and (2) the price paid per share for preferred stock by the investors in the Qualified Equity Financing, or (B) the quotient resulting from dividing (1) the Valuation Cap by (2) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

c) "**Corporate Transaction**" shall mean:

i. the closing of the sale, transfer, or other disposition of all or substantially all of the Company's assets,
ii. the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of the Company or the surviving or acquiring entity),
iii. the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of the Company (or the surviving or acquiring entity), or
iv. the IPO, liquidation, dissolution or winding up of the Company; provided, however, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

d) "**Corporate Transaction Payment**" shall mean an amount equal to two times (2X) the Purchase Price. If there are not enough funds to pay the Investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among Investors in proportion to their Purchase Price.

e) "**Date of Issuance**" shall mean the date upon which the Investor subscription is recorded in the Platform's records as having been accepted by the Company at the date of closing.

f) "**Fully-Diluted Capitalization**" shall mean the number of shares of outstanding common stock of the Company on a fully-diluted basis, including (i) conversion or exercise of all securities convertible into or exercisable for common stock, (ii) exercise of all outstanding options and warrants to purchase common stock, and, in the case of Section 1(b), (iii) the shares reserved or authorized for issuance under the Company's existing stock option plan or any stock option plan created or increased in connection with such transaction; but excluding, for this purpose, the conversion contemplated by the applicable provision of Section 2.

g) "**Irrevocable Proxy**" shall mean the agreement appointing the Platform or an affiliate of the Platform as the sole and exclusive attorney and proxy of the Investor, with full power of substitution and re-substitution, to vote and exercise all voting and related rights with respect to all of the securities of the Company that now are or hereafter may be beneficially owned by Investor.

h) "**Major Investor**" shall mean any Investor in a Crowd Note in which the Purchase Price is equal to or greater than $25,000.

i) "**Maximum Raise Amount**" shall mean $500,000 under Regulation CF.

j) "**Outstanding Principal**" shall mean the total of the Purchase Price plus any applicable interest earned.

k) "**Qualified Equity Financing**" shall mean the first sale (or series of related sales) by the Company of its preferred stock following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into preferred stock in connection with such sale or series of related sales).

l) "**Shadow Series**" shall mean shares of a series of the Company's preferred stock that is identical in all respects to the shares of preferred stock issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Stock in the Qualified Equity Financing, the Shadow Series would be Series A-1 Preferred Stock), except that the liquidation preference per share of the Shadow Series shall equal the Conversion Price (as determined pursuant to Section 2) and the following additional differences:

   i.   Shadow Series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company (except for on matters required by law) by irrevocable proxy; and

   ii. Shadow Series shareholders shall receive quarterly business updates from the company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

m) "**Target CF Minimum**" shall mean $25,000 raised via Regulation CF.

2. Conversion of the Crowd Note.

a) **Qualified Equity Financing.** Upon the occurrence of a Qualified Equity Financing, the Crowd Note will convert into Conversion Shares pursuant to the following:

   i.   If the Investor is not a Major Investor, the Crowd Note will convert into Conversion Shares upon the earlier of (A) the Company's election or (B) a Corporate Transaction.

   ii. If the Investor is a Major Investor, the Company will convert the Crowd Note into Conversion Shares prior to the closing of the Qualified Equity Financing.

b) **Conversion Mechanics.** Company shall convert the Crowd Note into Conversion Shares equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price.

   The issuance of Conversion Shares pursuant to the conversion of this Crowd Note shall be upon and subject to the same terms and conditions applicable to the stock sold in the Qualified Equity Financing; provided, however, that if the Investor is not a Major Investor, the Investor shall receive shares of a Shadow Series with certain limited rights.

c) **Corporate Transaction.** In the event of a Corporate Transaction, the Company shall notify the Investor in writing of the terms of the Corporate Transaction.

   i.   If the Corporate Transaction occurs prior to a Qualified Equity Financing, the Investor shall receive the higher value received by either:

A. Converting to Preferred Stock. Immediately prior to the closing of the Corporate Transaction, such Investor's Crowd Note shall be converted into that number of shares of preferred stock of the Company equal to the quotient obtained by dividing (1) the product of the Outstanding Principal and the Fully-Diluted Capitalization immediately prior to the closing of the Corporate Transaction by (2) the Valuation Cap; or

B. Obtaining the Corporate Transaction Payment.

ii. If the Corporate Transaction occurs after a Qualified Equity Financing the Company shall convert this Crowd Note into Conversion Shares pursuant to Section 2(a).

d) **Mechanics of Conversion.** As promptly as practicable after the conversion of this Crowd Note, the Company at its expense will issue and deliver to the Investor, upon surrender of this Crowd Note, the respective number of Conversion Shares.

e) **Note Completion.** This Crowd Note will terminate upon the earlier of: (i) a conversion of the entire Purchase Price under this Crowd Note into Conversion Shares; or (ii) the payment of amounts due to the Investor pursuant to Section 2(c).

3. Representations and Warranties of the Company. In connection with the transactions provided for herein, the Company hereby represents and warrants to the Investor that:

a) **Organization, Good Standing and Qualification.** The Company is a corporation duly organized, validly existing, and in good standing and has all requisite corporate power and authority to carry on its business as now conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a material adverse effect on its business or properties.

b) **Authorization.** Except for the authorization and issuance of the Conversion Shares issuable in connection with a Qualified Equity Financing or a Corporate Transaction, all corporate action has been taken on the part of the Company, its officers, directors, and stockholders necessary for the authorization, execution, and delivery of this Crowd Note. The Company has taken all corporate action required to make all of the obligations of the Company reflected in the provisions of this Crowd Note the valid and enforceable obligations they purport to be, and this Crowd Note, when executed and delivered by the Company, shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms.

c) **Offering.** Subject in part to the truth and accuracy of the Investor's representations set forth herein, the offer, sale and issuance of this Crowd Note are exempt from the registration requirements of any applicable state and federal securities laws, and neither the Company nor any authorized agent acting on its behalf will take any action hereafter that would cause the loss of such exemption.

d) **Compliance with Other Instruments.** The execution, delivery and performance of this Crowd Note, and the consummation of the transactions contemplated hereby, will not constitute or result in a default, violation, conflict or breach in any material respect of any provision of the Company's current Certificate of Incorporation or bylaws, or in any material respect of any instrument, judgment, order, writ, decree, privacy policy or contract to which it is a party or by which it is bound, or, to its knowledge, of any provision of any federal or state statute, rule or regulation applicable to the Company.

e) **Valid Issuance of Stock.** The Conversion Shares, when issued, sold and delivered upon conversion of this Crowd Note, will be duly authorized and validly issued, fully paid and nonassessable, will be free of restrictions on transfer other than restrictions on transfer set forth herein and pursuant to applicable state and federal securities laws and, based in part upon the representations and warranties of the Investor herein, will be issued in compliance with all applicable federal and state securities laws.

f) **Intellectual Property.** To its knowledge, the Company owns or possesses or believes it can acquire on commercially reasonable terms sufficient legal rights to all patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, trade secrets, licenses, domain names, mask works, information and proprietary rights and processes as are necessary to the conduct of its business as now conducted and as presently proposed to be conducted without any known conflict with, or infringement of, the rights of others. The Company has not received any communications alleging that the Company has violated or, by conducting its business, would violate any of the patents, trademarks, service marks, trade names, copyrights, trade secrets, mask works or other proprietary rights or processes of any other person.

g) **Litigation**. To the Company's knowledge, there is no private or governmental action, suit, proceeding, claim, arbitration, or investigation pending before any agency, court, or tribunal, foreign or domestic, or threatened against the Company or any of its properties or any of its officers or managers (in their capacities as such). There is no judgment, decree, or order against the Company, or, to the knowledge of the Company, any of its directors or managers (in their capacities as such), that could prevent, enjoin, or materially alter or delay any of the transactions contemplated by this Crowd Note, or that could reasonably be expected to have a material adverse effect on the Company.

4. Representations and Warranties of the Investor. In connection with the transactions provided for herein, the Investor hereby represents and warrants to the Company that:

a) **Authorization.** This Crowd Note constitutes Investor's valid and legally binding obligation, enforceable in accordance with its terms, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization, or similar laws relating to or affecting the enforcement of creditors' rights and (ii) laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

b) **Purchase Entirely for Own Account.** Investor acknowledges that this Crowd Note is issued to Investor in reliance upon Investor's representation to the Company that the Crowd Note will be acquired for investment for Investor's own account.

c) **Required Information.** The Investor acknowledges they have received all the information necessary or appropriate for deciding whether to invest in this Crowd Note, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information provided.

d) **Reliance on Advice.** The Investor acknowledges that they are not relying on the advice or recommendations of the Company or MicroVenture Marketplace Inc., or the affiliates of either, and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate.

e) **Federal or State Agencies.** The Investor acknowledges that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

f) **Voting and Inspection Rights.** The Investor acknowledges that if they are not a Major Investor they shall have limited voting, information and inspection rights.

g) **No Public Market.** The Investor acknowledges that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

5. Miscellaneous.

a) **Security.** This Crowd Note is a general unsecured obligation of the Company.

b) **Special Purpose Vehicle.** The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Notes.

c) **Successors and Assigns.** The terms and conditions of this Crowd Note shall inure to the benefit of and be binding upon the respective successors and assigns of the parties hereto; provided, however, that the Company may not assign its obligations under this Crowd Note without the prior written consent of the Investor.

d) **Governing Law.** This Crowd Note shall be governed by and construed under the laws of Delaware as applied to other instruments made by Delaware residents to be performed entirely within the state of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

e) **Notices.** All notices and other communications given or made pursuant to this Crowd Note shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (i) personal delivery to the party to be notified, (ii) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (iii) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (iv) one business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt.

f) **Financing Agreements.** The Investor understands and agrees that the conversion of the Crowd Note into Conversion Shares may require the Investor's execution of certain agreements relating to the purchase and sale of such securities as well as registration, co sale, rights of first refusal, rights of first offer and voting rights, if any, relating to such securities. The Investor agrees to execute all such agreements in connection with the conversion so long as the issuance of Conversion Shares issued pursuant to the conversion of this Crowd Note are subject to the same terms and conditions applicable to the preferred stock sold in the Qualified Equity Financing (or the Shadow Series).

g) **Severability.** If one or more provisions of this Crowd Note are held to be unenforceable under applicable law, such provision shall be excluded from this Crowd Note and the balance of the Crowd Note shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

h) **Transfer of a Crowd Note.** Subject to (i) the prior written approval of the Company, which may be given or withheld in the Company's sole discretion and (ii) compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Crowd Note), this Crowd Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company.

i) **Closing Procedures.** Investor funds can be released to the Company if (i) the Target CF Minimum is reached on or before the Offering Deadline; or (ii) the Company conducts an intermediate close, subject to certain terms and conditions.

j) **Entire Agreement; Amendments and Waivers.** This Crowd Note constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof. The Company's agreements with each Investor are separate agreements, and the sales of the Crowd Notes to each Investor are separate sales.

6. Dispute Resolution.

a) **General Rule.** Any dispute under this Crowd Note will be resolved through arbitration, not through the court system. All arbitration will be conducted in the state in which the executive office of the Company is located at such time of dispute unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content, or results of any arbitration without the prior written consent of the other parties.

b) **Appeal of Award.** Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

c) **Effect of Award.** Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

d) **No Class Action Claims.** NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

7. Approval. The Company hereby represents that its Board of Directors, in the exercise of its fiduciary duty, has approved the Company's execution of this Crowd Note based upon a reasonable belief that the Purchase Price provided hereunder is appropriate for the Company after reasonable inquiry concerning the Company's financing objectives and financial situation. In addition, the Company hereby represents that it intends to use the proceeds primarily for the operations of its business, and not for any personal, family or household purpose.

8. Subscription Procedure. Each Investor, by providing his or her name, and subscription amount, confirms such investment through the Platform and has signed this Crowd Note electronically. Investor agrees that his or her electronic signature is the legal equivalent of his or her manual signature on this Crowd Note. By confirming, the Investor consents to be legally bound by the Crowd Note's terms and conditions, and to the terms and conditions of subscription established by the Platform. Investments may be accepted up to the Maximum Raise Amount up until the Offering Deadline.

THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE ACT. FOR ONE YEAR FROM THE DATE OF THIS INSTRUMENT, SECURITIES SOLD IN RELIANCE ON REGULATION CROWDFUNDING UNDER THE ACT MAY ONLY BE TRANSFERRED TO THE COMPANY, TO AN "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501 OF REGULATION D UNDER THE ACT, AS PART OF AN OFFERING REGISTERED UNDER THE SECURITIES ACT WITH THE SEC, OR TO A MEMBER OF INVESTOR'S FAMILY OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE INVESTOR, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE INVESTOR OR EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE INVESTOR OR OTHER SIMILAR CIRCUMSTANCE. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO INVESTOR IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

ThermoShade Solutions Inc.

CROWD NOTE

FOR VALUE RECEIVED, ThermoShade Solutions Inc. (the "**Company**"), hereby promises to pay to each investor (the "**Investor**") who is recorded in MicroVenture Marketplace Inc., (the "**Platform**") records as having subscribed to this security (the "**Crowd Note**") the principal sum of his/her subscription (the "**Purchase Price**") unless converted into equity securities pursuant to Section 2.

The "**Post-Money Valuation Cap**" is $5 million.

The "**Offering Deadline**" is April 28, 2025.

1. Definitions.

a) "**Conversion Shares**" shall mean with respect to a conversion pursuant to Section 2, shares of the Company's preferred stock issued in the Qualified Equity Financing as defined below.

b) "**Conversion Price**" with respect to a conversion pursuant to Section 2 shall equal the lower of (A) the product of (1) one minus any applicable Discount and (2) the price paid per share for preferred stock by the investors in the Qualified Equity Financing, or (B) the quotient resulting from dividing (1) the Valuation Cap by (2) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

c) "**Corporate Transaction**" shall mean:

i. the closing of the sale, transfer, or other disposition of all or substantially all of the Company's assets,

ii. the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of the Company or the surviving or acquiring entity),

iii. the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of the Company (or the surviving or acquiring entity), or

iv. the IPO, liquidation, dissolution or winding up of the Company; provided, however, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

d) "**Corporate Transaction Payment**" shall mean an amount equal to two times (2X) the Purchase Price. If there are not enough funds to pay the Investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among Investors in proportion to their Purchase Price.

e) "**Date of Issuance**" shall mean the date upon which the Investor subscription is recorded in the Platform's records as having been accepted by the Company at the date of closing.

f) "**Fully-Diluted Capitalization**" shall mean the number of shares of outstanding common stock of the Company on a fully-diluted basis, including (i) conversion or exercise of all securities convertible into or exercisable for common stock, (ii) exercise of all outstanding options and warrants to purchase common stock, and, in the case of Section 1(b), (iii) the shares reserved or authorized for issuance under the Company's existing stock option plan or any stock option plan created or increased in connection with such transaction; but excluding, for this purpose, the conversion contemplated by the applicable provision of Section 2.

g) "**Irrevocable Proxy**" shall mean the agreement appointing the Platform or an affiliate of the Platform as the sole and exclusive attorney and proxy of the Investor, with full power of substitution and re-substitution, to vote and exercise all voting and related rights with respect to all of the securities of the Company that now are or hereafter may be beneficially owned by Investor.

h) "**Major Investor**" shall mean any Investor in a Crowd Note in which the Purchase Price is equal to or greater than $25,000.

i) "**Maximum Raise Amount**" shall mean $500,000 under Regulation CF.

j) "**Outstanding Principal**" shall mean the total of the Purchase Price plus any applicable interest earned.

k) "**Qualified Equity Financing**" shall mean the first sale (or series of related sales) by the Company of its preferred stock following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into preferred stock in connection with such sale or series of related sales).

l) "**Shadow Series**" shall mean shares of a series of the Company's preferred stock that is identical in all respects to the shares of preferred stock issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Stock in the Qualified Equity Financing, the Shadow Series would be Series A-1 Preferred Stock), except that the liquidation preference per share of the Shadow Series shall equal the Conversion Price (as determined pursuant to Section 2) and the following additional differences:

  i. Shadow Series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company (except for on matters required by law) by irrevocable proxy; and

  ii. Shadow Series shareholders shall receive quarterly business updates from the company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

m) "**Target CF Minimum**" shall mean $25,000 raised via Regulation CF.

2. Conversion of the Crowd Note.

a) **Qualified Equity Financing.** Upon the occurrence of a Qualified Equity Financing, the Crowd Note will convert into Conversion Shares pursuant to the following:

  i. If the Investor is not a Major Investor, the Crowd Note will convert into Conversion Shares upon the earlier of (A) the Company's election or (B) a Corporate Transaction.

  ii. If the Investor is a Major Investor, the Company will convert the Crowd Note into Conversion Shares prior to the closing of the Qualified Equity Financing.

b) **Conversion Mechanics.** Company shall convert the Crowd Note into Conversion Shares equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price.

  The issuance of Conversion Shares pursuant to the conversion of this Crowd Note shall be upon and subject to the same terms and conditions applicable to the stock sold in the Qualified Equity Financing; provided, however, that if the Investor is not a Major Investor, the Investor shall receive shares of a Shadow Series with certain limited rights.

c) **Corporate Transaction.** In the event of a Corporate Transaction, the Company shall notify the Investor in writing of the terms of the Corporate Transaction.

  i. If the Corporate Transaction occurs prior to a Qualified Equity Financing, the Investor shall receive the higher value received by either:

A. Converting to Preferred Stock. Immediately prior to the closing of the Corporate Transaction, such Investor's Crowd Note shall be converted into that number of shares of preferred stock of the Company equal to the quotient obtained by dividing (1) the product of the Outstanding Principal and the Fully-Diluted Capitalization immediately prior to the closing of the Corporate Transaction by (2) the Valuation Cap; or

B. Obtaining the Corporate Transaction Payment.

ii. If the Corporate Transaction occurs after a Qualified Equity Financing the Company shall convert this Crowd Note into Conversion Shares pursuant to Section 2(a).

d) **Mechanics of Conversion.** As promptly as practicable after the conversion of this Crowd Note, the Company at its expense will issue and deliver to the Investor, upon surrender of this Crowd Note, the respective number of Conversion Shares.

e) **Note Completion.** This Crowd Note will terminate upon the earlier of: (i) a conversion of the entire Purchase Price under this Crowd Note into Conversion Shares; or (ii) the payment of amounts due to the Investor pursuant to Section 2(c).

3. Representations and Warranties of the Company. In connection with the transactions provided for herein, the Company hereby represents and warrants to the Investor that:

a) **Organization, Good Standing and Qualification.** The Company is a corporation duly organized, validly existing, and in good standing and has all requisite corporate power and authority to carry on its business as now conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a material adverse effect on its business or properties.

b) **Authorization.** Except for the authorization and issuance of the Conversion Shares issuable in connection with a Qualified Equity Financing or a Corporate Transaction, all corporate action has been taken on the part of the Company, its officers, directors, and stockholders necessary for the authorization, execution, and delivery of this Crowd Note. The Company has taken all corporate action required to make all of the obligations of the Company reflected in the provisions of this Crowd Note the valid and enforceable obligations they purport to be, and this Crowd Note, when executed and delivered by the Company, shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms.

c) **Offering.** Subject in part to the truth and accuracy of the Investor's representations set forth herein, the offer, sale and issuance of this Crowd Note are exempt from the registration requirements of any applicable state and federal securities laws, and neither the Company nor any authorized agent acting on its behalf will take any action hereafter that would cause the loss of such exemption.

d) **Compliance with Other Instruments.** The execution, delivery and performance of this Crowd Note, and the consummation of the transactions contemplated hereby, will not constitute or result in a default, violation, conflict or breach in any material respect of any provision of the Company's current Certificate of Incorporation or bylaws, or in any material respect of any instrument, judgment, order, writ, decree, privacy policy or contract to which it is a party or by which it is bound, or, to its knowledge, of any provision of any federal or state statute, rule or regulation applicable to the Company.

e) **Valid Issuance of Stock.** The Conversion Shares, when issued, sold and delivered upon conversion of this Crowd Note, will be duly authorized and validly issued, fully paid and nonassessable, will be free of restrictions on transfer other than restrictions on transfer set forth herein and pursuant to applicable state and federal securities laws and, based in part upon the representations and warranties of the Investor herein, will be issued in compliance with all applicable federal and state securities laws.

f) **Intellectual Property.** To its knowledge, the Company owns or possesses or believes it can acquire on commercially reasonable terms sufficient legal rights to all patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, trade secrets, licenses, domain names, mask works, information and proprietary rights and processes as are necessary to the conduct of its business as now conducted and as presently proposed to be conducted without any known conflict with, or infringement of, the rights of others. The Company has not received any communications alleging that the Company has violated or, by conducting its business, would violate any of the patents, trademarks, service marks, trade names, copyrights, trade secrets, mask works or other proprietary rights or processes of any other person.

g) **Litigation**. To the Company's knowledge, there is no private or governmental action, suit, proceeding, claim, arbitration, or investigation pending before any agency, court, or tribunal, foreign or domestic, or threatened against the Company or any of its properties or any of its officers or managers (in their capacities as such). There is no judgment, decree, or order against the Company, or, to the knowledge of the Company, any of its directors or managers (in their capacities as such), that could prevent, enjoin, or materially alter or delay any of the transactions contemplated by this Crowd Note, or that could reasonably be expected to have a material adverse effect on the Company.

4. Representations and Warranties of the Investor. In connection with the transactions provided for herein, the Investor hereby represents and warrants to the Company that:

a) **Authorization.** This Crowd Note constitutes Investor's valid and legally binding obligation, enforceable in accordance with its terms, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization, or similar laws relating to or affecting the enforcement of creditors' rights and (ii) laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

b) **Purchase Entirely for Own Account.** Investor acknowledges that this Crowd Note is issued to Investor in reliance upon Investor's representation to the Company that the Crowd Note will be acquired for investment for Investor's own account.

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5. Miscellaneous.

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h) **Transfer of a Crowd Note.** Subject to (i) the prior written approval of the Company, which may be given or withheld in the Company's sole discretion and (ii) compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Crowd Note), this Crowd Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company.

i) **Closing Procedures.** Investor funds can be released to the Company if (i) the Target CF Minimum is reached on or before the Offering Deadline; or (ii) the Company conducts an intermediate close, subject to certain terms and conditions.

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a) **General Rule.** Any dispute under this Crowd Note will be resolved through arbitration, not through the court system. All arbitration will be conducted in the state in which the executive office of the Company is located at such time of dispute unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content, or results of any arbitration without the prior written consent of the other parties.

b) **Appeal of Award.** Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

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d) **No Class Action Claims.** NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

7. Approval. The Company hereby represents that its Board of Directors, in the exercise of its fiduciary duty, has approved the Company's execution of this Crowd Note based upon a reasonable belief that the Purchase Price provided hereunder is appropriate for the Company after reasonable inquiry concerning the Company's financing objectives and financial situation. In addition, the Company hereby represents that it intends to use the proceeds primarily for the operations of its business, and not for any personal, family or household purpose.

8. Subscription Procedure. Each Investor, by providing his or her name, and subscription amount, confirms such investment through the Platform and has signed this Crowd Note electronically. Investor agrees that his or her electronic signature is the legal equivalent of his or her manual signature on this Crowd Note. By confirming, the Investor consents to be legally bound by the Crowd Note's terms and conditions, and to the terms and conditions of subscription established by the Platform. Investments may be accepted up to the Maximum Raise Amount up until the Offering Deadline.

EXHIBIT E

Pitch Deck





THERMOSHADE

Sustainable Outdoor Cooling

Legal Notice

Any statements contained in this document regarding us, our expectations, beliefs, plans, objectives, assumptions, or future events or performance are not historical facts and are forward-looking statements. Investors are cautioned that these forward-looking statements involve uncertainties and risks that could cause actual performance and results of operations to differ materially from those anticipated. The forward-looking statements contained herein represent our judgment as of the date of publication of this document, and we caution you not to place undue reliance on such statements. We are a startup business and, as such, certain images contained in this document are for illustration purposes only. Our company, our management, and our affiliates assume no obligation to update any forward-looking statements to reflect events are the initial publication of this document or to reflect the occurrence of subsequent events.

Please see the end of this presentation for important risk disclosure information.

2

Rising Heat is Impacting our Health and Economy – and Current Solutions Can't Keep Up[4]



Current solutions can be:[5][6]

- x Ineffective
- x Resource intensive
- x Climate dependent

~120,000
2023 U.S. heat-related emergency room visits[1]

57%
of Americans say extreme heat impacted their outdoor activities[2]

$500B
U.S. heat stress-related labor productivity losses by 2050[3]

Our Innovative Panels Provide Superior Outdoor Cooling

✓ Feels up to 20°F cooler than under a basic awning

✓ Designed for off-grid operation ➜ energy cost savings

✓ Patent-pending panels engineered to perform in all climates



Powered by solar

Phase change materials provide passive cooling effect

ThermoShade Panels

4

Proof-of-Concept Validated Cooling Potential



ThermoShade shelter was cool and stable

Canvas awning quickly got too hot



Demo at LA Cleantech Incubator

ThermoShade aims to be a Game Changer

	THERMOSHADE	Fans	Misters	Shade Awnings
Cooling Power	High	Low; less effective in high heat	High	Zero; only blocks the sun
All-Weather Performance	All Climates	Limited; struggle in high heat	Very Limited; struggle in high heat, wind, humidity	Most Climates
Energy & Water Consumption	Low*; using small amount of electricity at off-peak hours	Moderate; requires constant access to electricity	High; requires electricity and potable water	Zero
Ongoing OpEx	Low or Zero	High; electricity bills climb as heat increases	High; water and electricity bills climb as heat increases	Zero
Maintenance	Low	Moderate	Moderate	Prone to Tears

* Designed to be zero with solar

Business Model: Two Strategies

	Plug-and-Play	**Full Control**
Product:	ThermoShade panel system kit to modify existing structure	Built-for-purpose structures with ThermoShade panels
Target Price:	$5,000 per installation	$50,000 for 800sqft structure
Partners:	• Cities • Street furniture or outdoor advertising companies	• Construction and manufacturing firms • Architects, general contractors • Market specific distributors
Advantages:	• Highly scalable • Customer handles assembly, permitting, and installation	• Better performance • Higher margin

Plug-and-Play Pilot: Transit Shelter

- **Value Prop:** Increase ridership, reduce public health incidents

- **Pilot Site:** Letter of Intent (LOI) for California City bus shelter

- **Market Opportunity:** California has nearly 12,000 bus stops[7]



ThermoShade panel rendering in existing bus shelter roof

Full Control Pilot: Dairy Farm



Existing Dairy Farm Solutions

- **Value Prop:** Increased milk production, reduced use of expensive feed and utilities

- **Pilot Site:** Faculty partners and pilot plan for Fresno State University dairy

- **Market Opportunity:** 1,000+ California dairy farms[8]

Product Rollout: Vision Beyond Pilots

Anticipated Proof Point

Market Unlocked

Tier 1 (Current): Transit, Dairy

Pilot studies deliver cooling power metrics and first sales

Tier 2: Schools and Universities, Public Spaces, Construction and Farm Workers

KPIs show improved health and safety

Tier 3: Hospitality, Sport and Event Venues, Residential Developers, Commercial Property Owners, Amusement Parks

KPIs demonstrate user engagement, high ROI

THERMOSHADE

Global Need for Better Cooling



TAM: All 3 tiers globally

SAM: Tiers 1 and 2 in U.S.

SOM - ThermoShade 2029 Potential Market Share:

- Tier 1 *(Transit, Dairy)* all U.S.
- Tier 2 *(Schools and Universities, Public Spaces, Construction and Farm Workers)* in California

SOM (Serviceable Obtainable Market) calculated by ThermoShade based on data deemed to be reliable but has not been independently verified.

Go-To-Market Strategy

Marketing Strategy

- Direct outreach
- Digital marketing
- Industry conferences and trade shows
- Pre-approved vendor; certified women-owned business

Sales Strategy

- Channel partners sell on our behalf and receive commission:
  - Architects
  - Manufacturing and construction firms
  - General contractors

THERMOSHADE



Company Roadmap

	2023	2024	2025	2026+
	Customer Discovery, R&D		**Customer Validation**	**Go-To-Market**
Milestone	Incorporated Proof-of-concept	MVP design Patent filing	Target market pilots 3rd party validation Commercial design	Commercial launch Manufacturing scale-up
Funding Needed	Received - $235K from founder capital, California Energy Commission grant, Los Angeles Cleantech Incubator		Current $500K Reg CF Round, Grants	Seed Round, Grants

13

THERMOSHADE

THERMOSHADE

ThermoShade is Building the Future of Thermal Comfort



   

Emily Dinino, Founder & CEO

Experienced startup operator / investor / advisor; master's thesis on extreme heat

– Previously VC, finance manager, tech investment banker

– MBA UCLA Anderson; BA Vanderbilt University



   

John Carl, Co-Founder & COO

20+ years hardware product development, product introduction, manufacturing

– Previously EVP of Engineering, medical device startup

– BS in Mechanical Engineering from UC Berkeley

14

THERMOSHADE

Surrounded by Strong Network of Support

Advisors & Mentors



Erik Johnson
Serial entrepreneur, manufacturing expert



Brent Eubanks
Thermal comfort expert, ex-HVAC engineer



Alina Adams
Cleantech hardware founder



Craig Provost
Industrial and product designer



Michael Coia
NY connector for pilots and funding



Jim Burke
Patent Attorney, IP Advisor

Early Supporters













LACI · CalSEED · CLEAN TECH OPEN · NEW YORK STATE · NYSERDA · Valley Ventures · LARTA INSTITUTE · motivo · UCLA · U.S. GREEN BUILDING COUNCIL CALIFORNIA



Raising $500K Pre-Seed

Use of Proceeds:

- 10 months of runway

- **Pilot Deployments:** Launch pilots for a bus shelter and dairy farm → first customer sale

- **Engineering & R&D:** Advance product development with engineering support.

- **Sales & Marketing:** Focus on securing the first customer sale.

- **G&A:** Support core operations and team salaries.

THERMOSHADE

Pilots **32%**

Sales & Marketing **17%**

G&A **15%**

Engineering R&D **36%**

© ThermoShade 2024

16



THERMOSHADE

Emily Dinino
Founder & CEO
emily@thermoshade.co

GetThermoShade.com

Investment Highlights

➤ Large, global market opportunity

➤ Pilots in key markets

➤ Patent-pending product

➤ Strong team with business and technical experience

EFFECTIVE
20°F cooler than an awning

SUSTAINABLE
No utilities required

RELIABLE
Performs in all climates

17



Appendix: MVP Designed for Simplicity

Commercially available pump and radiator

Radiator recharges panels at night

Array of cooling panels cool occupants during the day

✓ Core components patent-pending

✓ Reduced part count; translates to high-volume production

✓ Targeting < $40/sqft

Sources

1. https://www.nytimes.com/2024/07/12/us/politics/heat-deaths-hospitals.html
2. https://thehill.com/policy/energy-environment/4816048-extreme-heat-affects-electricity-bills/
3. https://onebillionresilient.org/extreme-heat-the-economic-and-social-consequences-for-the-united-states/
4. https://www.atlanticcouncil.org/content-series/the-big-story/heat-is-killing-us-and-the-economy-too/
5. https://www.nature.org/en-us/newsroom/warming-world-fans-no-longer-enough-to-cool-most-vulnerable-us-communities/
6. https://ourworldindata.org/how-can-the-world-reduce-deaths-from-extreme-heat
7. https://www.metro.net/about/facts-glance/
8. https://www.californiadairypressroom.com/Press_Kit/Real_California_Cheese_Facts

Risk Disclosures

Investment Risk

An investment in the company is speculative, and as such is not suitable for anyone without a high tolerance for risk and a low need for liquidity. You should invest only if you are able to bear the risk of losing your entire investment. There can be no assurance that that investors will receive any return of capital or profit. Investors should have the financial ability and willingness to accept the risks (including, among other things, the risk of loss of their entire investment and the risks of lack of liquidity) that are characteristic of private placement investments. There will be no public market for the securities being offered, applicable securities laws will restrict any transfer of the securities, and the securities will not be transferable without the company's consent.

The information provided herein is not intended to be, nor should it be construed or used as, investment, tax or legal advice, a recommendation to purchase, or an offer to sell securities of the company. You should rely on the offering statement and documents attached as exhibits to the offering statement when making any investment decision. An investment in the company is not suitable for all investors.

Risk Disclosures

Company Risk

The company's industry is highly competitive, and the company may not be able to compete effectively against the other businesses in its industry. The company is subject to a number of significant risks that could result in a reduction in its value and the value of the company securities, potentially including, but not limited to:

- Rapidly changing consumer preferences and market trends,
- Inability to expand and maintain market acceptance for the company's services and products,
- Inability to gain access to international markets and comply with all applicable local laws and regulations,
- Inability to achieve management's projections for growth, to maintain or increase historical rates of growth, to achieve growth based on past or current trends, or to effectively manage rapid growth,
- Inability to develop, maintain and expand successful marketing relationships, affiliations, joint ventures and partnerships that may be needed to continue and accelerate the company's growth and market penetration,
- Inability to keep pace with rapid industry, technological and market changes that could affect the company's services, products and business,
- Technological problems, including potentially widespread outages and disruptions in Internet and mobile commerce,
- Potential costs and business disruption that may result if the company's customers complain or assert claims regarding the company's technology,
- Failure to adequately address data security and privacy concerns in compliance with U.S. and international laws, rules and policies,
- Performance issues arising from infrastructure changes, human or software errors, website or third-party hosting disruptions, network disruptions or capacity constraints due to a number of potential causes including technical failures, cyber-attacks, security vulnerabilities, natural disasters or fraud,

Risk Disclosures

Company Risk (cont'd)

- Inability to adequately secure and protect intellectual property rights,
- Potential claims and litigation against the company for infringement of intellectual property rights and other alleged violations of law,
- Difficulties in complying with applicable laws and regulations, and potential costs and business disruption if the company becomes subject to claims and litigation for legal non-compliance,
- Changes in laws and regulations materially affecting the company's business,
- Liability risks and labor costs and requirements that may jeopardize the company's business,
- Dependence on and inability to hire or retain key members of management and a qualified workforce,
- Ongoing need for substantial additional capital to support operations, to finance expansion and/or to maintain competitive position,
- Issuance of additional company equity securities at prices dilutive to existing equity holders,
- Potential significant and unexpected declines in the value of company equity securities, including prior to, during, and after an initial public offering, and
- Inability of the company to complete an initial public offering of its securities, merger, buyout or other liquidity event.

EXHIBIT F

Video Transcript

ThermoShade Intro Video

Rising heat is making everyday life difficult.

People need to spend time outdoors to live, work and play.

When it comes to cooling people, yesterday's solutions can't solve today's problems.

We are the founders of ThermoShade and we use Shade plus passive cooling to protect people.

Thermo Shade is a patent pending high tech panel that can be affixed to outdoor shelters making it feel up to 20° cooler than under a basic bonnet.

Our composite panel primarily leverages an ultra-reflective and emissive coating and phase change materials which absorb heat during the hottest part of the day and then recharge overnight.

We have found 2 market entry points that are desperate for cooling solution like ours.

The first segment serves people who must spend time outside and where shade alone can't protect them from heat, such as commuters waiting for a bus or kids on a school playground.

The second segment's profitability is threatened by rising heat.

This includes dairy farms, where heat stress reduces milk production and quality, as well as owners of outdoor commerce areas like resorts, event spaces, and amusement parks, where heat stress dramatically impacts customer engagement.[i]

Imagine if you didn't have to worry about your kids suffering from heat exhaustion from playing too hard at recess.

Imagine if you didn't have to cancel your plans to go to the fair because of the next heat Dome.

Our mission is to make cities and communities more resilient to climate change by providing a cooling alternative that is clean, effective, and affordable.

We're looking for investors and early adopters who want to join us on this journey.

[i] https://cals.cornell.edu/news/2024/09/decoding-dairy-dilemma-heat-stress

EXHIBIT G

Webinar Transcript

ThermoShade Webinar

[Emily]
My name is Emily Dinino, I am the founder and CEO of ThermoShade. ThermoShade's mission is to make our cities and communities more resilient to climate change by providing a cooling alternative that is clean, effective, and affordable.

This is legal notice you may read on, on your own time. Some important risk disclosures at the end.

So rising heat is impacting our health and economy and current solutions can't keep up. Heat related emergency room visits have dramatically increased and heat stress hinders labor, leading to $500 billion in losses. This was the core focus of my master's thesis and what we found is that current solutions are limited and problematic. It can be ineffective, resource intensive, or climate dependent.

And that's what led us to launch ThermoShade. ThermoShade is a high-tech passive cooling shade panel that can be affixed to any outdoor structure, creating a shady space that feels up to 20° cooler than under a basic awning. And we achieve this cooling with our patent-pending composite panel, which primarily leverages phase change materials which work to absorb heat during the hottest part of the day and then recharge overnight.

And we use phase change materials in this way to protect people and animals outdoors. Our system is designed to use very little power and with the addition of solar panels can operate fully off grid. ThermoShade is using proven material science in a novel way to achieve superior cooling.

Last summer we proved that ThermoShade's passive cooling works. We built a proof of concept demonstration at the LA Cleantech Incubator and as you can see in this graph here, we were able to show ThermoShade's ability to outperform alternatives and meaningfully cool occupants.

ThermoShade's cooling power achieves sustainably and in all climate make it a game changer. Solutions like fans and misters require lots of water and electricity and struggle to perform in all climate. You have misters, in windy or very humid environments, have very little efficacy and solutions like shade awnings do block the sun but provide 0 cooling power.

Even worse, on a hot day, those structures get incredibly hot themselves and radiate heat onto occupants below. By comparison, our panels are able to stay cool throughout the day, absorbing heat from occupants.

Our business models focus on two key strategies. The first is a plug-and-play solution to the panel system kit that can be used to modify existing structures like bus shelters. We're targeting a price of $5,000 per installation and we'll sell through partners such as cities as well as street furniture or outdoor advertising companies competing for these contracts. This is a highly scalable model as the customer handles assembly, permitting, and installation and we are simply delivering the cooling system.

The other strategy is built-for-purpose structures where we have full control over the design and the deployment. We are targeting a price point of $50,000 for an 800 square foot structure and we will sell through channel partners such as construction and manufacturing firms, architects and general contractors, as well as market specific distributors.

Now we have two exciting pilots planned, one to test each of these strategies. So for a plug-and-play pilot, we will be designing a bus shelter. In the hottest areas with the most need, transit stops often lack shade, and in some cases the bus shelters that are there only make heat worse. It is literally better to just be standing in the direct sun.

We have an LOI to integrate our panels into an existing bus shelter of a California city, and there's a huge opportunity in California as there are tons of bus stops here. And even in Los Angeles, where I'm based, the city is building 2,000 new bus shelters ahead of the 2028 Olympics.[i]

Our full control pilot, we will be testing this at a dairy farm. Dairy cattle are uniquely susceptible to heat stress as their digestion and milk production processes create a lot of added heat, and heat stress is a leading cause of reduced milk production and increased disease. What you see here are some of the existing solutions. Massive fans and water sprayers that use lots of water and electricity and really rudimentary tinged shade structures that are simply not cutting it.

What we are proposing is to test one of our structures on the, on a dairy farm at Fresno State University, which has a campus dairy, so we can partner with faculty and students to help us collect data and show how adding one of our structures impacts the health of their dairy cattle.

There's a massive market opportunity for this as there are over 1,000 dairy farms right here in California. ThermoShade can improve farmer profitability, improve the health of cattle, and reduce dependence on limited and dwindling resources.

Now these might seem like very different markets, dairy and transit, but the core technology that we are testing in these is the same and applies to all of these other markets. So we can start in transit and dairy, but by showing metrics around improved health and safety, we can also reach schools and universities, public spaces, and service outdoor workers like construction and farm workers. By showing that we can achieve a high ROI and improve user engagement, this then applies to hospitality, sport and event venues, residential developers, commercial property owners and amusement parks.

This is a massive global market opportunity. When we look at the global opportunity for the markets I just mentioned, we're near $60 billion in our total addressable market and over $6 billion for just those tiers one and two in the U.S. Our SAM, our serviceable obtainable market, is where we think we can achieve our revenue in five years, which is $60 million.

This is looking at our ability to acquire a certain share of the transit and dairy markets in the U.S. as well as a share of some of the Tier 2 markets that I mentioned within California.

To reach these markets, we will engage in direct outreach, digital marketing, industry conferences and trade shows. We will become a pre-approved vendor for certain markets where that's very important, as well as a certified women owned business.

Our sales strategy leverages our channel partners to sell on our behalf and receive commission. Our channel partners will be architects, manufacturing and construction firms, and general contractors who already have existing trusted relationships with the customers that we are trying to reach.

Our roadmap to date, we have achieved our proof of concept demonstration. We have an MVP design now ready to go and test in these pilots. We filed our patent, and all of this has been funded by founder capital, a non-dilutive grant from the California Energy Commission, and pilot funding from the Los Angeles Clean Tech Incubator.

As we move into this next phase of customer validation that is really focused around these two key pilots, that is what we are raising for right now. That will get us through these pilots, allow us to generate a commercial design, and be in a position later next year, early 2026, for a commercial launch and manufacturing scale up.

So our team is committed to building the future of thermal comfort. My background is largely in finance, startups, and venture capital. As I mentioned, I started ThermoShade as my master's thesis, studying this problem of extreme heat and trying to come up with a business solution. It's a very academic approach to launching a business. And my team and I interviewed well over 100 public policy experts, scientists, engineers and potential customers all to develop ThermoShade. And I have been lucky enough to bring on John as my technical co-founder this year and I'll pass it over to him to introduce himself.

[John]
Hi, I'm John Carl, the co-founder and COO at ThermoShade. I've spent over 23 years now working in product development, mostly in the life science research and medical device space. I've developed many products that enable researchers to improve patient care. I've worked at all stages of product development, going from early

conceptual design all the way to new product introduction. I've also followed many products into production, managing both manufacturing as well as, as quality.

I've done all this while working at startups and small growth companies, so I have learned to be scrappy and work on a tight budget. My entire career, I've watched the green tech and climate tech industry grow, and I've always wanted to work into the space. And so I'm quite pleased that meeting Emily earlier this year, I was able to find a product that both fascinated me and a problem that I felt was really important to tackle. So I'm quite happy to be here and, and working on this.

[Emily]
Thank you, John. John and I have also been fortunate to have a very strong network of support. We have fabulous advisors and mentors who bring experience from manufacturing, thermal comfort, former founders, industrial and product design. We have an advisor who's helping us find pilot opportunities in New York, and an advisor on IP. And we have many early supporters and programs that have really helped accelerate ThermoShade's development.

Our goals with this round, as I mentioned, are largely around funding this pilot. We will use this $500,000 raise as our pre-seed to provide 10 months of runway, launch these two pilots and get to first customer sales on the back end of that. We'll fund engineering and R&D around advancing our product development for these pilots and for our commercial design, on sales and marketing so that we can effectively transition out of this pilot stage into those first customer sales, as well as some G&A to support our core operations and team salaries.

So in summary, ThermoShade has a large global market opportunity. We have really exciting pilots lined up in key markets that we are raising this round to execute. We have a patent pending product and a strong team with business and technical experience. And please reach out if there are any additional questions.

And for those interested, I'm going to pass it back to John to share some more details on the engineering and manufacturing side.

[John]
Yeah, Thanks, Emily. So what we see here is the basic overview of our MVP design. We have an array of our cooling panels that would be both above and around the occupants and this would be cooling them over the course of the day. So these panels are going to directly absorb radiated body heat and store that energy inside the panel.

Then at nighttime we're going to use a variety of heat exchangers to essentially pump that heat up and we're using commercially available components here to pump a water system through that heat exchanger and that recharges the phase change material so that it is ready to start cooling again the next day.

Over on the left here we see we are designed for simplicity. We're already thinking about how to scale up this design. So these parts are designed for either low-volume or high-volume manufacturing. We can go and do tool up to, to make these parts without having to fundamentally change the design.

So we feel like we can then support our early access customers with low volume processes and then as we start to expand and scale with the business, we can very quickly pivot to higher-volume, lower-cost processes.

[Emily]
Awesome. Thanks, John. And to quickly go through sources here in the back should anyone want to get more detail on some of the stats we mentioned. There are a few risk disclosures. I'm not going to talk through all of these, but please know they are in the back here should you have any additional questions and want to review what have been identified as, as some risks with, with this investment.

Thank you.

[John]
Thank you.

[i] https://spectrumnews1.com/ca/southern-california/news/2024/09/26/la-makes-progress-on-promise-to-build-more-bus-shelters